Exhibit 99.1

CANNTRUST HOLDINGS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders of CannTrust Holdings Inc.

commencing at 2 p.m. (EST) on June 20, 2019 at:

612 Applewood Crescent

Concord, Ontario

May 9, 2019

CANNTRUST HOLDINGS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of CannTrust Holdings Inc. ("CannTrust" or the "Corporation") will be held at 612 Applewood Crescent, Concord, Ontario, on June 20, 2019 commencing at 2 p.m. (EST) for the following purposes:

(a)	to receive the audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2018, together with the report of the auditor thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint KPMG LLP, Chartered Accountants as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration;

(d)	to consider an ordinary resolution, the full text of which is set out in Schedule "B" to this Circular, ratifying, confirming, and approving the Corporation's omnibus incentive plan (a copy of which is set out in Schedule "C" to this Circular), as more fully described in the section of the Circular entitled "Particulars of Matters to be Acted Upon – Omnibus Incentive Plan"; and

(e)	to transact such other business as may properly be put before the Meeting.

Registered shareholders of CannTrust at the close of business on May 3, 2019, or the persons they appoint as their proxies, will be entitled to receive notice of and vote at the Meeting. Registered shareholders of CannTrust who are unable to attend the Meeting in person are requested to sign, date and return the enclosed form of proxy to TSX Trust Company at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593.

In order to be valid for use at the Meeting, proxies must be received by TSX Trust Company by 2 p.m. (EST) on June 18, 2019 or, if the Meeting is adjourned or postponed, 48 hours prior to the time to which the Meeting has been adjourned or postponed, excluding Saturdays, Sundays and holidays. The chair of the Meeting may waive or extend the proxy cut-off without notice.

Non-registered shareholders who hold their shares through an intermediary, such as a broker, will receive a voting instruction form or form of proxy provided by their intermediary, which will contain information on voting procedures. Note that the deadlines provided in such voting instructions may be earlier than the deadlines described above for registered shareholders. Non-registered shareholders should carefully follow the instructions and should contact their intermediary if they are unsure about anything in such instructions.

DATED at Toronto, Ontario this 9th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Eric Paul"

Eric Paul Chairman and Director

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

Persons Making This Solicitation

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of CannTrust Holdings Inc. ("CannTrust" or the "Corporation") for use at the annual general and special meeting of shareholders of CannTrust (the "Meeting") to be held at 612 Applewood Crescent, Concord, Ontario on June 20, 2019 commencing at 2 p.m. (EST) for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"). Registered shareholders ("Registered Shareholders") of CannTrust of record at the close of business on May 3, 2019 (the "Record Date"), or the persons they appoint as their proxies, will be entitled to receive notice of and vote at the Meeting. For information with respect to shareholders who own their shares through an intermediary, see "Voting Information – Non-Registered Shareholders", below.

While it is expected that the solicitation will be made primarily by mail, proxies may also be solicited personally, by facsimile or by telephone by employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation.

Notice-and-Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. Public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing copies of the materials.

The Corporation has elected to use the notice and access procedure ("Notice and Access") under National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), for the delivery of Meeting materials to the Corporation's shareholders. Under Notice and Access provisions, shareholders will receive a notice ("Notice and Access Notice") containing information on how they can access the Corporation's Notice of Meeting, Circular and a form of proxy (collectively, the "Meeting Materials") electronically instead of receiving a printed copy; and it will contain information on how to obtain a printed copy of the Meeting Materials. The Notice of Meeting and Circular will be posted on the Corporation's website at https://canntrust.com/ on May 14, 2019, and will remain on the website for one year. The Meeting Materials will also be available on the Corporation's SEDAR corporate profile at www.sedar.com . All registered and beneficial Shareholders will receive a Notice and Access Notice.

If you wish to receive a paper copy of the Meeting Materials, they will be sent within three business days of your request, if such requests are made before the Meeting date. To ensure you receive the Meeting Materials in advance of the voting deadline and Meeting date, your request should be provided to the Corporation as soon as possible.

Appointment of Proxies

The individuals named in the accompanying proxy (the "Proxy") are directors or officers of the Corporation. Shareholders have the right to appoint a person or company to represent him, her or it at the Meeting other than those persons designated on the Proxy. A shareholder who wishes to appoint some other person at the Meeting may do so by clearly inserting such person's name in the blank space provided in the Proxy. Such other person need not be a shareholder. A proxy will not be valid unless the completed, dated and signed Proxy is delivered to TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593, by 2 p.m. (EST) on June 18, 2019 (48 hours before the Meeting) or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

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Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by his, her or its attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8, or to TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax at (416) 595-9593, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting. Only a Registered Shareholder has the right to revoke a proxy. Non-registered holders of common shares in the capital of the Corporation ("Common Shares") who wish to change their voting instructions must contact the intermediary through which their Common Shares are held and by following the instructions of the intermediary respecting the revocation of such voting instructions.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

The Common Shares represented by the proxies solicited hereby will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented by such proxy will be voted or withheld from voting accordingly. Shareholders may indicate the manner in which the proxyholder is to vote with respect to any specific item by checking the appropriate space. If a shareholder wishes to confer discretionary authority with respect to any item of business, then the space opposite the item should be left blank.

The enclosed Proxy confers discretionary authority upon the named proxyholder(s) with respect to any amendments to or variations in matters identified in the accompanying Notice of Meeting, including other matters which may properly come before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As at the date of this Circular, management of the Corporation is not aware of any amendments, variations, or other matters, other than as set out in the accompanying Notice of Meeting. If such should occur, the persons designated by management or such other proxyholder as properly designated by the shareholder will vote in accordance with their best judgment.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

Non-Registered Shareholders

Most shareholders of the Corporation are non-registered shareholders ("Non-Registered Shareholders") because the Common Shares they beneficially own are not registered in their names but are instead registered in the name of an intermediary such as a brokerage firm, bank, trust corporation, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans through which they purchased the Common Shares (an "Intermediary"). A Non-Registered Shareholder typically holds their Common Shares either: (a) in the name of the Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares; or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")), of which the Intermediary is a participant.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain beneficial ownership information about themselves to the Corporation are referred to as "NOBOs". Non-Registered Shareholders who have objected to their Intermediary disclosing the ownership information about themselves to the Corporation are referred to as "OBOs". NI 54-101 permits the Corporation to send the Meeting Materials directly to the NOBOs. In accordance with NI 54-101, the Corporation has elected to send the Meeting Materials directly to NOBOs and has distributed copies of the Meeting Materials to Intermediaries for distribution to OBOs. The Corporation will pay for an Intermediary to deliver the Meeting Materials to Non-Registered Shareholders who are OBOs, including a voting instruction form (as described further below).

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If you are a Non-Registered Shareholder and you have not declined to receive the Meeting Materials, then you will receive either a voting instruction form ("Voting Instruction Form") or, less frequently, a partially completed form of proxy. The purpose of these forms is to permit you to direct the voting of the Common Shares that you beneficially own. If you are a Non-Registered Shareholder, you should follow the procedures set out below, depending on which type of form you receive.

(a)	Voting Instruction Form - In most cases in lieu of a proxy, you will receive, as part of the Meeting Materials, a Voting Instruction Form. If you do not wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), the Voting Instruction Form must be completed, signed and returned in accordance with the directions on the Voting Instruction Form. If you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), then you must complete, sign and return the Voting Instruction Form in accordance with the directions provided and a form of proxy giving the right to attend and vote at the Meeting will be forwarded to you.

or

(b)	Form of Proxy - Less frequently, you will receive, as part of the Meeting Materials, a form of proxy that has already been executed by the Intermediary (typically by a facsimile, stamped signature) and which is restricted as to the number of Common Shares beneficially owned by you, but which is otherwise incomplete. If you do not wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you must complete the form of proxy and deposit it with TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593, as described above. If you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you must insert your name (or such other person's) name in the blank space provided.

In any case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder's name in the blank space provided. Non-Registered Shareholders should follow the instructions on the forms they receive, including those regarding when and where the forms are to be delivered, and contact their Intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation since the beginning of the Corporation's most recently completed financial year, or any proposed nominee by management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation's authorized capital consists of an unlimited number of Common Shares which, as of the date hereof, 136,563,951 Common Shares are issued and outstanding.

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Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the board of directors (the "Board"), dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Corporation's remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Any shareholder as of the Record Date who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the Corporation, no person, owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation:

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2018, together with the report of the auditor thereon, will be presented to Shareholders for review at the Meeting. No vote by the shareholders is required with respect to this matter.

Election of Directors

The term of office of each of the directors of the Corporation expires at the close of the Meeting. The Board is currently composed of seven directors consisting of Eric Paul, Mark Litwin, Mitchell Sanders, Mark Dawber, Robert Marcovitch, Shawna Page, and John Kaden (collectively, the "Nominees"). At the Meeting, management of the Corporation proposes to nominate the Nominees for election as directors of the Corporation for the ensuing year. Management of the Corporation does not anticipate that any of the Nominees will be unable to serve as a director, but, if such should be the case at the Meeting, the persons whose names are printed on the Proxy, in the absence of a specification to the contrary, intend to vote for such other nominees as their best judgment may deem advisable.

If elected, each Nominee will hold office until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless earlier resigned or otherwise removed from office.

Advance Notice Provisions

The Corporation's by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely notice in writing (the "Advance Notice Provisions"). To be timely, a shareholder's notice must be received by the Corporation: (i) in the case of an annual meeting of holders of Common Shares, not less than 30 days prior to the date of the annual meeting of holders of Common Shares; provided, however, that in the event that the annual meeting of holders of Common Shares is to be held on a date that is less than 50 days after the date on which the first public announcement (the "Notice Date") of the date of the annual meeting was made, notice by a holder of Common Shares may not be given later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of holders of Common Shares called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of holders of Common Shares was made.

The Corporation did not receive notice of a nomination in compliance with the Advance Notice Provisions and, as such, any nominations other than nominations of the Nominees will be disregarded at the Meeting.

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Nominee Information

The following table sets out the names, province and country of residence of each Nominee, the present offices of the Corporation now held by each of them, the principal occupations of each Nominee, the period of time for which each has been a director of the Corporation and the number of Common Shares beneficially owned by each Nominee, directly or indirectly, or over which control or direction is exercised. The information as to the Common Shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

ERIC PAUL
	Status:	Chairman and Director (Non-Independent)
	Age:	78
	Residence:	Ontario, Canada
	Joined Board:	2015

Biography	Mr. Paul is a pharmacist and has been a senior business executive with over 40 years in the healthcare industry including MediTrust, Canada's first mail order pharmacy, a hospital medication management software system company and President of one of Canada's largest discount retailers. As of October 1, 2018, Mr. Paul stepped down from his previous role as Chief Executive Officer of the Corporation, and was named Chairman of the Board and special advisor to the Corporation's management team

Principal Occupation(s) During the five Preceeding Years	Chief Executive Officer and Director of the Corporation

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	9,341,488(1)	Chairman of the Board	5 of 5 (100%)
Stock Options	125,000

(1) Held through The Paul Family Trust, which is the beneficial and registered holder of 6,311,189 Common Shares and a beneficial holder of 5,632,572 Common Shares through its 50% ownership of Cannamed Financial Corp.

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MARK LITWIN
	Status:	Vice Chairman and Director (Independent)
	Age:	56
	Residence:	Ontario, Canada
	Joined Board:	2015

Biography	Mr. Litwin is the President of Gencan Capital Inc., a corporation listed on the Canadian Securities Exchange ("CSE"). Mr. Litwin was previously President and a Director of Gencan's predecessor corporations which were listed on the TSXV and TSX. He is also President of Sutton Management Limited, an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

Principal Occupation(s) During the five Preceeding Years	President of Gencan Capital Inc.

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	947,015(1)	Board	5 of 5 (100%)
Stock Options	125,000	Audit Committee	4 of 4 (100%)
		Nomination and Governance Committee	1 of 1 (100%)
		Compensation Committee	12 of 12 (100%)

(1) Mark Litwin holds his interest in Common Shares as follows: 10,000 Common Shares personally; Mar-Risa Holdings Inc., which is owned as to 50% by Mark Litwin, holds 120,000 Common Shares; York Capital Funding Inc., which is beneficially owned 78.3% by Mar-risa Holdings Inc. and 9.8% by Mark Litwin, holds 817,015 Common Shares

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MITCHELL SANDERS
	Status:	Director (Non-Independent)
	Age:	58
	Residence:	Ontario, Canada
	Joined Board:	2015

Biography	Mr. Sanders is a senior partner at Goldman, Spring, Kichler & Sanders LLP since 1990, providing services in the areas of corporate finance, mergers and acquisitions, and securities law to mid-market clients in both Canada and the United States. He has been counsel in numerous public and private financing transactions, initial public offerings, and private placements throughout North America and currently sits on the boards and advisory committees of various companies and not-for-profit entities. He is a former long-time member of The Executive Committee (TEC), an international organization of Chief Executive Officer's, as well as a former member of the Small Business Advisory Committee to the Ontario Securities Commission, and a current member of the board of the UHN Toronto Rehab Hospital Foundation.

Principal Occupation(s) During the five Preceeding Years	Partner, Goldman, Spring, Kichler & Sanders LLP

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	686,116(1)	Board	5 of 5 (100%)
Stock Options	75,000

(1) Held through Cajun Capital Corporation.

MARK DAWBER
	Status:	Director (Independent)
	Age:	80
	Residence:	Ontario, Canada
	Joined Board:	2017

Biography	Mr. Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

Principal Occupation(s) During the five Preceeding Years	Consultant

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	23,000	Board	4 of 5 (80%)
Stock Options	50,000	Audit Committee	4 of 4 (100%)
		Nomination and Governance Committee	1 of 1 (100%)

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ROBERT MARCOVITCH
	Status:	Director (Independent)
	Age:	62
	Residence:	Seattle, Washington
	Joined Board:	2018

Biography	Mr. Marcovitch is a seasoned chief executive with substantial business experience, managing companies with an excess of $1 billion dollars in revenue. He was until recently the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment and held that position since October 2015 (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

Principal Occupation(s) During the five Preceeding Years	President of K2 Sports

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	13,500	Board	5 of 5 (100%)
Stock Options	125,000	Audit Committee	4 of 4 (100%)
		Compensation Committee	12 of 12 (100%)

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SHAWNA PAGE
	Status:	Director (Independent)
	Age:	54
	Residence:	Ontario, Canada
	Joined Board:	2018

Biography	Ms. Page brings years of experience in both the capital markets, as well as the consumer retail markets. Ms. Page spent 10 years working at Merrill Lynch Canada, followed by 10 years at TD Securities where she was Managing Director and Chief of Staff. In 2007, Ms. Page launched a unique mass-channel brand of gender-specific and condition-specific nutraceuticals across Canada, and later in various international markets, which she successfully exited in November 2016. Ms. Page has a Bachelor of Science degree from the University of Toronto.

Principal Occupation(s) During the five Preceeding Years	Consultant; CEO of Fem Med Formulas

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	2,050(1)	Board (2)	4 of 4 (100%)
Stock Options	72,615	Compensation Committee (2)	12 of 12 (100%)

(1) Shawna Page holds her interest in Common Shares as follows: 550 Common Shares are held through the Page Family Trust Inc. and 1500 Common Shares are held in an RRSP.

(2) Shawna Page was appointed to the Board and Compensation Committee on February 22, 2018.

JOHN KADEN
	Status:	Director (Independent)
	Age:	44
	Residence:	New York, United States
	Joined Board:	2018

Biography	Mr. Kaden is the Co-Founder, Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm based in New York City specializing in public and private investments in the emerging legal cannabis industry. Prior to this. Mr. Kaden was the co-Manager and Chief Investment Officer for Northwoods Capital Management LLC, a global hedge fund focused on the technology, media and telecom sector. Before joining Northwoods, Mr. Kaden was the Founder and Managing Partner of Cynthion Partners, a global macro hedge fund, from 2006 through to the end of 2013. Mr. Kaden graduated Magna Cum Laude with an A.B. from Harvard University and a J.D. from Yale Law School.

Principal Occupation(s) During the five Preceeding Years	Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC; Co-manager and Chief Investment Officer of Navy Capital Green Fund, LP

Securities Held		Board and Committee Membership	2018 Attendance
Common Shares	504,220(1)	Board (2)	1 of 1 (100%)
Stock Options	61,514	Audit Committee (3)	N/A

(1) Held through Navy Capital Green Fund, LP.

(2) Mr. Kaden was appointed to the Board on October 22, 2018.

(3) Mr. Kaden was appointed to the Audit Committee commencing February 14, 2019.

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Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management of the Corporation, no Nominee is, at the date of this Circular, or has been, within ten years before the date of this Circular,

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	a director or executive officer of any company (including the Corporation) that, which such Nominee was acting in that capacity, or within one year of such nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

For the purposes of section (a) above, the term "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

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Penalties or Sanctions

To the knowledge of management of the Corporation, no Nominee has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a director nominee.

The persons designated as proxyholders by management of the Corporation in the Proxy which accompanies this Circular intend to vote FOR the election of the Nominees as directors of the Corporation whose names are set forth above, unless the shareholder has specified in the Proxy that the Common Shares represented by such Proxy are to be withheld from voting in respect thereof.

Appointment of Auditor

Effective December 21, 2018, RSM Canada LLP (formerly Collins Barrow LLP), Chartered Accountants, ("RSM") resigned as the auditors for the Corporation and also effective December 21, 2018, KPMG LLP, Chartered Accountants, ("KPMG") were appointed as the auditors of the Corporation, with offices at 100 New Park Place, Suite 1400, Vaughan ON, L4K 0J3. RSM were previously the auditors of the Corporation since 2015. The appointment of KPMG has been considered by the Audit Committee and the Board. There was no "reportable event" within the meaning of NI 51-102 in connection with the audits of the Corporation's two most recently completed fiscal years and up to December 21, 2018.

In accordance with Section 4.11 of NI 51-102, a notice of change of auditor was sent to RSM and KPMG, each of which provided a letter to the securities regulatory authority in each province where the Corporation is a reporting issuer stating that they agree with the statements in the notice of change of auditor. Those statements include (i) that there have been no reservations in the reports of RSM on the financial statements of the Corporation for the two most recently completed fiscal years and (ii) that there have been no "reportable events" (as defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of the notice of change of auditor.

A reporting package, as defined in NI 51-102, is attached as Schedule "D" to this Circular and includes the notice of change of auditor and the above-mentioned letters from RSM and KPMG to the applicable securities regulatory authorities.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the appointment of KPMG as the auditors of the Corporation, to hold office until the next annual meeting of shareholders of the Corporation and to authorize the Board to fix such auditor's remuneration.

Certain information regarding the Audit Committee that is required to be disclosed in accordance with National Instrument 52-110 – Audit Committees ("NI 52-110") of the Canadian Securities Administrators is contained in the current Annual Information Form dated March [28], 2019 and is incorporated by reference herein. The current Annual Information Form is available on the internet on the Corporation's SEDAR profile at www.sedar.com.

Omnibus Incentive Plan

The Board has approved the 2019 Omnibus Incentive Plan (the "Omnibus Plan") pursuant to which it is able to issue long-term equity incentives. All directors, officers, employees and consultants of the Corporation and/or its affiliates ("Company Personnel") are eligible to receive awards of Common Share purchase options ("Options") restricted stock units ("RSUs"), deferred stock units ("DSUs"), stock appreciation rights ("Stock Appreciation Rights"), restricted stock ("Restricted Stock"), performance awards ("Performance Awards") or other equity-based awards (collectively, the "Awards"), under the Omnibus Plan. A copy of the full Omnibus Plan is attached as Schedule "C" to this Circular.

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The Corporation's current compensation program, described elsewhere in this Circular (see "Executive Compensation") provides total compensation for executives and employees in various roles that is comprised of a base salary (fixed cash amount), short-term incentive plan (annual, discretionary cash bonus) and lastly, long-term equity-based incentives (stock options) that align employees' interests with those of shareholders. The stock options are currently granted under the Corporation's stock option plan, which was first adopted by the Corporation on March 8, 2017 (the "Stock Option Plan"). For further information on the Stock Option Plan, see "Executive Compensation – Executive Compensation Components – Stock Option Plan".

The Omnibus Plan would provide the Board with the flexibility to make broader and different forms of equity awards for the Company Personnel and thereby maintain a competitive compensation structure. Further, the use of a wider range of equity-based compensation as part of a total compensation package gives the Board more flexibility in setting the base salaries of the various Company Personnel. This would give the Corporation greater control over the management of its fixed cash expenses in the area of employee compensation.

Under the Omnibus Plan, the maximum number of Common Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time.

The maximum number of Common Shares subject to any Award which may be granted under the Omnibus Plan during any fiscal year of the Corporation to any participant shall be 10% Common Shares per type of Award provided that the maximum number of Common Shares for all types of Awards granted to any participant does not exceed 10% Common Shares during any fiscal year of the Corporation.

The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements of the Corporation, may not exceed 10% of the Corporation's issued and outstanding Common Shares; and the number of Common Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Corporation, may not exceed 10% of the Corporation's issued and outstanding Common Shares.

The equity value of Options granted to a non-employee director, within a one-year period, pursuant to the Omnibus Plan shall not exceed $100,000 and the aggregate equity value of all Awards, that are eligible to be settled in Common Shares granted to a non-employee director, within a one-year period, pursuant to all security based compensation arrangements shall not exceed $150,000.

In the event that a participant holds 20% or more of the issued and outstanding Common Shares or the settlement of an Award in Common Shares would cause the participant to hold 20% or more of the issued and outstanding Common Shares, such participant shall only be granted Awards that can be settled in cash.

The Compensation Committee may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Corporation or any affiliate of the Corporation prior to the end of a performance period or exercise or settlement of such Award. Subject to certain exceptions included in the Omnibus Plan, the occurrence of a Change in Control (as such term is defined in the Omnibus Plan) will not result in the vesting of unvested Awards nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs ("Unvested Awards"). Subject to the Compensation Committee reasonably determining otherwise, for the period of 24 months following a Change in Control, where a participant's employment or term of office or engagement is terminated for any reason, other than for cause: (i) any Unvested Awards as at the date of such termination shall be deemed to have vested, and any period of restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

The Board may amend, alter, suspend, discontinue or terminate the Omnibus Plan and any outstanding Awards granted thereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation, for any purpose whatsoever. Notwithstanding the foregoing, the following amendments to the Omnibus Plan require the approval of shareholders of the Corporation: (i) an increase in the maximum number of Common Shares that may be made the subject of Awards under the Omnibus Plan; (ii) any adjustment (other than as set out in the Omnibus Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Omnibus Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Corporation who benefit from such amendment are not eligible to vote their Common Shares in respect of the approval); (iii) an increase in the limits on Awards that may be granted to any participant under the Omnibus Plan; (iv) an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiry date thereof; (v) permitting Options granted under the Omnibus Plan to be transferrable other than for normal estate settlement purposes; and (vi) any amendment to the plan amendment provisions, subject to certain exceptions included in the Omnibus Plan.

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All Awards granted under the Omnibus Plan are non-transferable in any manner, including assignment, except as may be permitted by the Compensation Committee, or as specifically provided in the agreement for an Award granted under the Omnibus Plan.

Options

The Omnibus Plan will replace the Corporation's existing Stock Option Plan. Once the Omnibus Plan is approved, no further Options will be granted under the Stock Option Plan and all outstanding Options will be governed by the Omnibus Plan.

The purchase price per Common Share under an Option shall be determined by the Compensation Committee; provided, however, that, except subject to certain exceptions described in the Omnibus Plan, such purchase price shall not be less than 100% of the Fair Market Value (as defined in the Omnibus Plan) of a Common Share on the date of grant of such Option. With the approval of the Compensation Committee, a participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Option price due on such exercise by electing to receive Common Shares equal in value to the difference between the Option price and the Fair Market Value on the date of exercise computed in accordance with the Omnibus Plan.

The term and vesting schedule of each Option shall be fixed by the Compensation Committee. The term shall not exceed 10 years from the date of grant thereof. Notwithstanding the foregoing and subject to certain exceptions detailed in the Omnibus Plan, if the term of an Option would otherwise expire during, or within ten business days of the expiration of a Blackout Period (as such term is defined in the Omnibus Plan) applicable to such participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

The holder of an Option may, with the approval of the Compensation Committee, elect to exercise an Option, in whole or in part, without payment of the exercise price by electing to receive Common Shares equal in value to the difference between the exercise price and the Fair Market Value on the date of exercise computed by using the following formula:

X = Y (A-B)

A

Where:	X = the number of Shares to be issued to the Participant upon such Cashless Exercise;

Y = the number of Shares purchasable under the Option (at the date of such calculation);

A = Fair Market Value of one Share of the Corporation (at the date of such calculation, if greater than the Option Price); and

B = Option Price (as adjusted to the date of such calculation)

Stock Appreciation Rights

The Compensation Committee is authorized to grant Stock Appreciation Rights to participants under the Omnibus Plan, whereby such Stock Appreciation Right is equal to the excess of (i) the Fair Market Value of one Common Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Compensation Committee in its sole discretion, which, subject to certain exceptions, shall not be less than the Fair Market Value of one Common Share on such date of grant of the right or the related Option, as the case may be.

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Stock Appreciation Rights may be granted either alone ("Freestanding SAR") or in addition to other Awards granted under the Omnibus Plan ("Tandem SAR") and may, but need not, relate to specific Options. In the case of any Tandem SAR related to any Option, the Tandem SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Tandem SAR granted with respect to less than the full number of Common Shares covered by the related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Common Shares not covered by the Tandem SAR. Any Option related to any Tandem SAR shall no longer be exercisable to the extent the related Tandem SAR has been exercised.

A Freestanding SAR shall not have a term of greater than 10 years. The Compensation Committee will determine the vesting provisions of Freestanding SARs.] Unless the Freestanding SAR is granted in substitution for outstanding awards previously granted by a company acquired by the Corporation, the Freestanding SAR shall not have an exercise price less than 100% of the Fair Market Value of the Common Shares on the date of grant.

RSUs

The Omnibus Plan also authorizes the Compensation Committee to grant RSUs, which provide a contractual right to receive Common Shares, vesting over a three-year period. RSUs add a medium-term incentive option to the Corporation's compensation program. RSUs are considered "medium-term" incentives because they vest from one to three years from the date of grant.

Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.

DSUs

The Omnibus Plan also provides the Compensation Committee with the authority to grant DSUs to participants. DSUs represent a contractual right to receive a payment in cash or in Common Shares, that is only made after the termination, retirement, or death of the holder of the DSU. DSUs vest immediately upon grant, but may only be redeemed upon the expiration of the deferral period (i.e. after the termination date of the participant) and ending on the 90th day following the termination date.

DSUs may be satisfied by delivery of Common Shares, other Awards, cash, or a combination thereof, as determined by the Compensation Committee at the date of grant or thereafter. The Compensation Committee, in its discretion, may award cash, shares, other Awards or other property equal in value to dividends paid with respect to Common Shares ("Dividend Equivalent") with respect to Awards of DSUs. The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the DSUs.

Performance Awards

Under the Omnibus Plan, the Compensation Committee may grant a non-transferable Performance Award to a participant payable upon the attainment of specific Performance Goals (as such term is defined in the Omnibus Plan) during the applicable performance period, both to be set by the Compensation Committee.

If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Compensation Committee, in its sole and absolute discretion. At the end of the applicable performance period, the Compensation Committee shall determine the extent to which the Performance Goals are achieved and the percentage of each Performance Award that has been earned.

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Upon a Participant's termination of service for any reason during the Performance Period (as such term is defined in the Omnibus Plan) for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Compensation Committee at grant. Based on service, performance and/or such other factors or criteria, if any, as the Compensation Committee may determine, the Compensation Committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the participant's performance to date accelerate on a pro rata basis the vesting of all or any part of any Performance Award.

When and if Performance Awards become payable, a participant having received the grant of such units shall be entitled to receive payment from the Corporation in settlement of such units in cash, Common Shares of equivalent value (based on the Fair Market Value), in some combination thereof, or in any other form determined by the Compensation Committee at its sole discretion.

With shareholder approval of the Omnibus Plan, the main components of the compensation program will be:

•	the fixed base salary;

•	short-term incentives – the annual discretionary cash bonus; and

•	medium and long-term equity-based incentives – Options, Restricted Stock, RSUs, DSUs, Stock Appreciation Rights, and Performance Awards.

The Omnibus Plan serves several purposes for the Corporation. One purpose is to develop the interests of Company Personnel in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. All Company Personnel are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable Company Personnel, who are necessary to the Corporation's success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of the participants with those of the Corporation's shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

As of the Record Date, there were an aggregate of 4,347,531 Options outstanding and unexercised under the existing Stock Option Plan. If the Omnibus Plan is approved at the Meeting, an additional 9,308,864 Common Shares will be reserved for issuance under the Omnibus Plan which, together with the Common Shares underlying the outstanding and unexercised Options represents 10% of the total outstanding Shares as adjusted following the consolidation when it occurs. The Omnibus Plan will be administered by the Compensation Committee of the Corporation or such other committee as may be designated by the Board to administer the Omnibus Plan. The Omnibus Plan must be renewed every three years according to the TSX rules.

At the Meeting, Shareholders will be asked to pass an ordinary resolution, the full text of which is set out in Schedule "B" to this Circular (the "Omnibus Resolution"). In order to be adopted, the Omnibus Resolution must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders.

The Board unanimously recommends that the shareholders vote FOR the Omnibus Resolution. It is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the Omnibus Resolution in the absence of direction to the contrary from the shareholder appointing them. An affirmative vote of a majority of the votes cast at the meeting is sufficient for approval of the Omnibus Resolution.

EXECUTIVE COMPENSATION

The Company’s Statement of Executive Compensation, made in accordance with the requirements of Form 51-106F6 – Statement of Executive Compensation, is set out below and contains information about the compensation paid to, or earned by, the Company’s CEO, CFO and the three most highly compensated officers of the Company earning more than $150,000 in total compensation during the year ended December 31, 2018.

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Named Executive Officers

During the financial year ended December 31, 2018, the following individuals acted as named executive officers ("Named Executive Officers" or "NEOs")

•	Peter Aceto, Chief Executive Officer (commencing October 1, 2018)

•	Eric Paul, Chief Executive Officer (ending October 1, 2018), Chairman (commencing October 1, 2018);

•	Ian Abramowitz, Chief Financial Officer; and

•	Brad Rogers, President (ending November 9, 2018)

•	Michael Ravensdale, SVP Quality and Production Management (ending November 11, 2018)

Compensation Consultant

In 2018, the Compensation Committee retained Global Governance Advisors Inc. (“GGA”), an independent advisory firm that provides counsel to boards and directors on matters relating to executive compensation and governance, to assist the Compensation Committee in refining the Company’s compensation practices for directors, officers and employees, and to refine the Company’s peer group. The Compensation Committee pre-approved the mandate of GGA and approved the fee associated with the execution of GGA’s mandate.

Fee Paid	2018 ($)	2017 ($)
Executive Compensation – related fees	105,580	Nil

All other fees	0	Nil

Total	105,580	Nil

In 2018 GGA’s services included:

•	Reviewing the Company’s Compensation Philosophy and peer group to ensure alignment with the Company’s objectives;

•	Competitive market review of the executive compensation levels and design against the marketplace;

•	Competitve market review of director compensation levels and design against the marketplace;

•	Advice related to the hiring of the CEO’s compensation package;

•	Review of select management compensation levels;

•	Review of historic equity granting practices;

•	Advice and stress testing related to the Company’s Stock Option Plan and drafting the Omnibus Equity Plan;

•	Review of benefits practices against the marketplace;

•	Review of executive employment agreements;

•	Development of an annual workplan for the Compensation Committee

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Compensation Discussion and Analysis

The purpose of the Compensation Discussion and Analysis section of this Circular is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's Named Executive Officers.

How the Corporation Determines Compensation

The Compensation Committee, as described in more detail in "Report On Corporate Governance", is responsible for reviewing, establishing and overseeing the compensation policies of the Corporation and compensation of the Named Executive Officers. See "Particulars of Matters to be Acted Upon – Election of Directors" for a summary biography of each member of the Compensation Committee which sets out the relevant experience to the performance of his duties as a member of the Compensation Committee. Based on the recommendations of the Compensation Committee, the directors of the Corporation as a whole are responsible for determining the compensation paid to the executive officers and directors of the Corporation.

The Compensation Committee is currently comprised of Mark Litwin, Robert Marcovitch and Shawna Page. Each member of the Compensation Committee has been determined by the Board to be "independent" as such term is defined in NI 52-110.

Executive Compensation Philosophy

Benchmarking

CannTrust aims to remunerate executives fairly and at a level that is consistent with the median of the marketplace. In pursuit of this goal, the Compensation Committee reviews the compensation programs for both executives and directors annually to ensure that the Company’s compensation philosophy is applied and that its objectives continue to be met. As part of this process, the Company reviews the compensation practices of its peer group as it relates to salary as well short term and long-term incentives for executives. In addition, the annual retainer and committee fees paid to directors are benchmarked against the Company’s peers to ensure that Company’s approach to director compensation is competitive and reasonable.

The peer group is selected based on a number of important mining criteria, including:

•	Public companies listed on either the TSX or major U.S. stock exchange;

•	Companies of a fairly similar size to CannTrust with respect to market capitalization and total revenue;

•	Companies with a similar business strategy and scope of operations;

•	Companies that operate in the cannabis, specialized pharmaceutical/biotech and fast moving consumer goods industry sectors; and

•	Companies in a similar stage of growth and development.

Pay levels are not solely based on the peer group and market data. The Board takes a holistic approach to evaluating and setting compensation annually (i.e. reviewing and considering both internal and external items). The Company’s updated peer benchmarking group for 2019 is identified below.

2019 Peer Benchmarking Group
Fast Moving Consumer Goods	Cannabis	Specialized Pharmaceuticals/Biotech
AGT Food and Ingredients Inc.	Aphria Inc.	Castlight Health Inc.
Andrew Peller Limited	Aurora Cannabis Inc. (1)	Cronos Group Inc.
Brick Brewing Co. Limited	Canopy Growth Corporation	Knight Terapeutics Inc.
Corby Spirit and Wine Limited	OrganiGram Holdings Inc.	ProMetic Life Sciences Inc.
The Boston Beer Company Inc.	HEXO Corp.	Theratechnologies Inc.
Turning Point Brands Inc.

(1) In 2018, MedReleaf was also used as a peer. MedReleaf was acquired by Aurora Cannabis Inc. in April 2018.

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Objectives of the Compensation Program

Our executive compensation program has been designed to motivate, reward, attract and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short-term and long-term business objectives, business strategy and financial performance. Our compensation program is designed to achieve the following objectives:

•	provide competitive compensation opportunities in order to attract and retain talented, high caliber executive officers, whose expertise, skills and performance are critical to our success;
•	motivate these executive officers to achieve our strategic vision and business objectives;
•	align the interests of our executive officers with those of our shareholders and other stakeholders by tying a meaningful portion of compensation directly to the overall growth of our business; and
•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Executive Compensation Components

The Corporation's executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Corporation and individual performance and provide financial incentives to senior executives based on the level of achievement of specific operational and financial objectives. The compensation of the NEOs includes: base salary; short-term incentive plan consisting of an annual, discretionary cash bonus; long-term equity incentives, consisting of Options granted under the Stock Option Plan and any other equity plan that may be approved by the Board (such as under the proposed Omnibus Plan); limited perquisites; customary benefit programs; and severance benefits. These principal elements of compensation are described in more detail below.

Component	Objective/Rationale

Base Salary

•     Base salaries for executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account compensation paid by other companies in the industry for similar positions and the overall market demand for such executives at the time of hire

•     Used to determine other elements of compensation and benefits

•     Base salaries are reviewed annually and increased for merit reasons, based on the executive's success in meeting or exceeding individual objectives and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive's role or responsibilities, as well as for market competitiveness.

Annual Short-Term Incentive (STIP)

•     For 2018 was paid at the discretion of the Board of Directors and upon the achievement corporate and individual performance metrics

•     Target awards represent a percentage of base salary and based on a combination of corporate and individual performance

•     Each executive has a target annual bonus and payout range, reflected as a percentage of base salary, relative to both the executive’s position in the company and the Company’s peer group

•     Effective in Fiscal 2019, the Compensation Committee has developed balanced scorecards that contain metrics and weightings designed to closely align the NEO’s overall compensation with achievement of both corporate and personal objectives.

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Long-term Compensation (LTIP)

•      Links pay to long-term share price performance

•      Awarded based on corporate performance and board discretion as well as the executive’s potential to contribute to our future success and the executive’s position in the company

•      Realized value is based on our share price over time

•      Granted under the Company’s Shareholder approved Stock Option Plan and vest annually in one third increments from the date of grant.

•      Effective Fiscal 2019 and upon shareholder approval of the Omnibus Equity Plan, CannTrust intends on providing an equity mix based on market practice to NEOs.

Other Compensation

Each of our executive officers, including our Named Executive Officers, is eligible to participate in our health and insurance plans on the same terms and conditions as provided to all other eligible employees. Such benefits include:

•      medical and dental benefits;

•      long-term disability insurance; and

•      life insurance and accidental death and disability coverage.

Certain of our executive officers are provided perquisites to aid in the performance of their respective duties and to provide compensation competitive with executives with similar positions and levels of responsibilities. Perquisites generally include reimbursement of automobile expenses, monthly personal cell phone allowances, technology allowances and/or payment of professional development fees. Such perquisites are not a significant element of the compensation of executive officers.

Stock Option Plan

The existing Stock Option Plan provides that the Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, full-time employees and consultants of the Corporation and its subsidiaries, non-transferable options to purchase Common Shares for a period as specified in the grant, if the number of Common Shares reserved for issuance may not exceed 10% of the total issued and outstanding Common Shares from time to time (calculated on a non-diluted basis).

The purpose of the Stock Option Plan, pursuant to which the Corporation may grant incentive stock options, is to provide the Corporation and its subsidiaries with a share-related mechanism designed to develop and increase the interest in the growth and development of the Corporation and its subsidiaries of those of the respective directors, officers, full-time employees and consultants of the Corporation and its subsidiaries as may from time to time be options under the Stock Option Plan by providing to them the opportunity to acquire a proprietary interest in the Corporation through the purchase of Common Shares. Pursuant to the Stock Option Plan, the maximum number of options that may be granted to Insiders under the Stock Option Plan and other security based compensation arrangements of the Corporation, within a 12-month period, shall not exceed 10% of the issued Common Shares calculated on the effective date of an option granted to any Insider. The maximum number of options which may be granted in any 12- month period to any one optionee may not exceed 5% of the issued and outstanding Common Shares at the date of the grant (calculated on a non-diluted basis).

Other Long-Term Benefits – Omnibus Plan

At the Meeting, the Corporation will put forth the Omnibus Plan to be voted upon. If approved by the shareholders, the Omnibus Plan will replace the Stock Option Plan and thereafter all outstanding stock options will be governed by the Omnibus Plan and no further stock options will be granted under the Stock Option Plan. For more information on the Omnibus Plan, see "Particular Matters to be Acted Upon – Omnibus Incentive Plan". A copy of the Omnibus Plan is attached to this Circular as Schedule "C".

Stock Option Granting Process

Generally, stock option grants are determined on an ad hoc basis. The Chief Executive Officer ("CEO") makes recommendations to the Compensation Committee regarding individual stock option awards for all recipients, other than the CEO and the directors of the Corporation. The Compensation Committee makes recommendations to the Board regarding stock options for the CEO and the directors. The Compensation Committee considers relevant market data and other information in order to determine the CEO's stock option grant recommendation to the Board.

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The Compensation Committee reviews the appropriateness of the stock option grant recommendations by the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee is responsible for approving all individual stock option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires. The Compensation Committee is also responsible for recommending to the Board for its approval any stock option grants for executive officers.

The Compensation Committee approves or recommends compensation awards, including stock option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

A holder of vested options may acquire Common Shares at the exercise price established on the options' date of grant. Options are never issued at an exercise price below the market price of the Corporation's Common Shares. Notwithstanding valuations of options required by financial reporting requirements, options only have value to their holders when the market price of Common Shares exceeds the exercise price of the options; the greater the difference between the market price (i.e. when the market price of the Common Shares rises, thereby increasing shareholder value) and the exercise price, the greater the value of the options.

As of the date of this Circular, the Corporation grants stock options in accordance with the Stock Option Plan. However, the Corporation is seeking to replace the Stock Option Plan with the Omnibus Plan, a copy of which is attached to this Circular as Schedule "C". For more information on the Omnibus Plan, see "Particular Matters to be Acted Upon – Omnibus Incentive Plan".

CEO 2018 Stock Option Grant

In October 2018, commensurate with the hiring of the CEO, Mr. Aceto was granted 1,000,000 stock options, that consist of a mixture of time and performance vesting considtions as defined below. The CEO will not be eligible for additional Long-Term Incentive Plan grants until 2022 or as determined by the Board of Directors from time to time.

•	One-third (333,333) options vest annually in 1/3rd increments from the date of grant, and have a 7 year term to expiry.
•	Two-thirds (666,667) options vest based on achieving absolute share price thresholds and time as defined by:
o	1/3rd vest at $15.00/sh with 90-day VWAP as of December 31, 2019;
o	1/3rd vest at $20.00/sh with 90-day VWAP as of December 31, 2020;
o	1/3rd vest at $25.00/sh with 90-day VWAP as of December 31, 2021;
o	Any interim year performance that is not achieved, is eligible for vesting provided that the 2021 share price target is met.

Performance Graph

The following graph tracks the effect of $100 invested in Common Shares of the Company since the Company commenced trading on August 21, 2017 against a total shareholder return of the S&P/TSX Composite Index (assuming reinvestment of dividends) until the most recently completed financial year of the Company.

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Analysis of Executive Pay Trends and Company Performance

In 2018, the Company’s shares outperformed the S&P/TSX Composite Index, adding significant relative value for Shareholders. Compensation levels are in line with the Company’s performance and with peers, and are sufficient for the Board to conclude that the compensation strategy is working effectively both for Shareholders and for the NEOs.

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the twelve month periods ended December 31, 2016, December 31, 2017 and December 31, 2018, by each NEO for services rendered in all capacities during those periods.

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SUMMARY COMPENSATION TABLE
					Non-Equity
	Twelve		Option-		Incentive Plan Compensation
	Months		Based		Annual	Long-Term	All Other	Total
Name and Principal Position	Ended	Salary	Awards		Incentive	Incentive	Compensation	Compensation
of Named Executive Officer	Dec. 31	($)	($)(2)		Plans ($)(1)	Plans ($)	($)	($)
Eric Paul	2018	$276,923	$285,000	(6)	$207,000	$0	$0	$768,923
Chief Executive Officer (ending October 1, 2018);	2017	$350,000	$76,753	(3)	$30,000	$0	$0	$456,753
Chairman (commencing October 1, 2018)	2016	$50,000	$0		$0	$0	$0	$50,000

Peter Aceto	2018	$80,769	$8,170,857	(7)	$0	$0	$0	$8,251,626
Chief Executive Officer	2017	N/A	N/A		N/A	N/A	N/A	N/A
(commencing October 1, 2018)	2016	N/A	N/A		N/A	N/A	N/A	N/A

Ian Abramowitz	2018	$164,711	$0		$40,000	$0	$0	$204,711
Chief Financial Officer	2017	$146,945	$643,182	(4)(5)	$24,391	$0	$0	$814,518
	2016	$5,000	$0		$0	$0	$0	$5,000

Brad Rogers [8]	2018	$194,230	$334,800	(10)	$0	$0	$0	$529,030
President and Chief Operating Officer	2017	$186,531	$1,359,210	(11)	$32,521	$0	$0	$1,578,270
	2016	$103,846	N/A		N/A	N/A	N/A	$103,846

Michael Ravensdale [9]	2018	$170,385	$780,000	(12)	$0	$0	$0	$950,385
SVP, Quality and Production Management	2017	$181,340	$1,830,000	(13)	$0	$0	$0	$2,011,340
	2016	$25,385	N/A		N/A	N/A	N/A	$25,385

Notes:

(1) Represents amounts earned pursuant to our annual bonus program, based on 100% of target payment amounts. Payments are based on the achievement of performance goals and are paid in cash in the year following the fiscal year in respect of which they are earned.

(2) This value was used both for the purposes of compensation (grant date fair value) and accounting value and was derived using the Black-Scholes methodology.

(3) The fair value of Mr. Paul's 2017 award of options on 50,000 Common Shares was determined using a risk free rate of 1.88%, an expected life of 9.5 years, and volatility of 74%.

(4) The fair value of Mr. Abramowitz's 2017 award of options on 150,000 Common Shares was determined using a risk free rate of 1.74%, an expected life of 10 years, and volatility of 176%.

(5) The fair value of Mr. Abramowitz's 2017 award of options on 150,000 Common Shares was determined using a risk free rate of 2.08%, an expected life of 9.42 years, and volatility of 74%.

(6) The fair value of Mr. Paul's 2018 award of options on 50,000 Common Shares was determined using a risk free rate of 2.51%, an expected life of 4.17 years, and volatility of 83%.

(7) The fair value of Mr. Aceto's 2018 award of options on 1,000,000 Stock Options was determined using a risk free rate of 2.78%, an expected life of 4.67 years, and volatility of 82%. 333,333 options vest in 1/3rd increments from the date of grant. 666,667 options vest based on achieving absolute share price thresholds and time as defined by 1/3rd vest at $15.00/sh with 90-day VWAP as of December 31, 2019, 1/3rd vest at $20.00/sh with 90-day VWAP as of December 31, 2020, 1/3rd vest at $25.00/sh with 90-day VWAP as of December 31, 2021. Any interim year performance that is not achieved, is eligible for vesting provided that the 2021 share price target is met

(8) Mr. Rogers employment ended on November 9, 2018 and the amounts represent the compensation paid to him during his employment.

(9) Mr. Ravensdale employment ended on November 11, 2018 and the amounts represent the compensation paid to him during his employment.

(10) The fair value of Mr. Rogers’s 2018 award of options on 60,000 Common Shares was determined using a risk free rate of 2.36%, an expected life of 4.68 years, and volatility of 83%.

(11) The fair value of Mr. Rogers’s 2017 award of options on 625,000 Common Shares was determined using a risk free rate of 2.08%, an expected life of 9.71 years, and volatility of 73.61%.

(12) The fair value of Mr. Ravensdale’s 2018 award of options on 200,000 Common Shares was determined using a risk free rate of 2.52%, an expected life of 3.5 years, and volatility of 81%.

(13) The fair value of Mr. Ravensdale’s 2017 award of options on 400,000 Common Shares was determined using a risk free rate of 2.05%, an expected life of 9.28 years, and volatility of 74.02%.

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Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2018. CannTrust does not have any other equity incentive plan other than the Plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2018
	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price ($/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options ($)
Eric Paul Chief Executive Officer (ending October 1, 2018);	50,000		$2.00	February 16, 2027	$375,500
Chairman (commencing October 1, 2018)	25,000		$11.14	February 16, 2027	$0
	25,000		$10.80	October 23, 2023	$0

Peter Aceto Chief Executive Officer (commencing October 1, 2018)	1,000,000	(2)	$11.88	October 3, 2028	$0

Ian Abramowitz Chief Financial Officer	150,000		$2.00	February 16, 2027	$1,072,500
	150,000		$3.00	February 16, 2027	$922,500

Notes:

(1) Fair value of the options was determined using the Black-Scholes option-pricing model.

(2) 333,333 options vest in 1/3rd increments from the date of grant. 666,667 options vest based on achieving absolute share price thresholds and time as defined by 1/3rd vest at $15.00/sh with 90-day VWAP as of December 31, 2019, 1/3rd vest at $20.00/sh with 90-day VWAP as of December 31, 2020, 1/3rd vest at $25.00/sh with 90-day VWAP as of December 31, 2021. Any interim year performance that is not achieved, is eligible for vesting provided that the 2021 share price target is met.

Incentive Award Plans – Value Vested or Earned During the Year Ended December 31, 2018

The following table sets out for each NEO, the value of option-based awards which vested during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018. The value of the awards is calculated as the difference between the strike price of the option and the listed share price (TSX: TRST.TO) as at December 31, 2018.

	Option-Based Awards – Value Vested During 2018 ($)	Non-Equity Incentive Plan Compensation – Value Earned During 2018 ($)
Eric Paul Chief Executive Officer (ending October 1, 2018); Chairman (commencing October 1, 2018)	$0	$207,000

Peter Aceto Chief Executive Officer (commencing October 1, 2018)	$0	$0

Ian Abramowitz Chief Financial Officer	$407,000	$40,000

Compensation Risk Oversight and Assessment

The Board believes the current structure of the Company’s executive compensation arrangements is focused on long-term value and is designed to correlate to the long-term performance of the Company. Although the Company does not have formal policies specifically targeting risk taking in a compensation context, the practice of the Compensation Committee and the Board of Directors is to consider all factors related in an executive’s performance, including any risk mitigation efforts, in determining compensation.

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NEOs and directors are not authorized to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Employment Agreements and Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Corporation. Those employment agreements include provisions regarding base salary, eligibility for annual bonuses and enrolment of benefits, among other things.

In connection with their employment agreements, each Named Executive Officer entered into a confidentiality and proprietary information agreement (the "CA"). The CA requires that all information, such as trade secrets, data or other proprietary information relating to products, procedures or formulas, that is disclosed to the Named Executive Officer through the course of his employment is considered "confidential information" that is the exclusive right and property of the Corporation. Upon the termination of employment, the CA provides that each Named Executive Officer is prohibited for a period of 12 months from (i) being engaged, directly or indirectly, with any business which is a direct competitor of the Corporation in Ontario, or any other Province where the Corporation carries on business during the term of the employment agreement; and (ii) selling, marketing or otherwise performing any services of any nature which are similar to the services provided by the Corporation and which are directly competitive with the products or services sold, marketed or otherwise provided by the Corporation to its customers.

Peter Aceto

The Company entered into an Employment Agreement with Mr. Aceto on October 1, 2018 (the “Aceto Agreement”) to be engaged as the Chief Executive Officer. The Aceto Agreement entitles Mr. Aceto to an annual base salary of $350,000 and he is entitled to a Target Annual Bonus opportunity payment based on performance of 60% of Salary. The criteria for the Annual Bonus payment is reviewed and established by the Compensation Committee and reflected in the terms of the Company’s Annual Bonus plan. Under the terms of the Aceto Agreement, Mr Aceto is also entitled to participate in the Company’s Stock Option Plan maintained by CannTrust Holdings Inc. and other equity compensation plans as the same may be constituted from time to time, together with such other plan or plans as may be implemented by the Company during the term of this Agreement, provided that such participation shall be in accordance with and subject to all applicable terms and conditions of such plans. Mr. Aceto received an Option grant when joining the Company, which granted him 1,000,000 stock options, of which one-third (333,333) options vest annually in 1/3rd increments from the date of grant. Two-thirds (666,667) options vest based on achieving absolute share price thresholds and time as defined by 1/3rd vest at $15.00/sh with 90-day VWAP as of December 31, 2019, 1/3rd vest at $20.00/sh with 90-day VWAP as of December 31, 2020, 1/3rd vest at $25.00/sh with 90-day VWAP as of December 31, 2021. Any interim year performance that is not achieved, is eligible for vesting provided that the 2021 share price target is met.

If Mr. Aceto’s employment with the Company is terminated by the Company without cause, whether or not the termination occurs following a Change of Control, or if he resigns for Good Reason, the Company shall pay to Mr. Aceto:

1.	an amount equal to twelve (12) months salary and pro rated target bonus (as defined in schedule A) for the year of termination if the employee is employed less then twelve (12) months

2.	an amount equal to twenty-four (24) months’ salary and pro rated target bonus (as defined in schedule A) for the year of termination, if the Employee has been employed twelve (12) months or more

In each case, the Company will continue your participation in the Company’s health insurance plans for the applicable period, subject to any restrictions or limitations imposed by the Company’s group insurer or scheme provider. This termination provision includes any entitlement the Employee may have to reasonable notice at common law, as well as notice of termination and severance pay under the Employment Standards Act (Ontario) (the “ESA”). Any outstanding LTIP grants will vest in accordance with the terms of the Stock Option Plan.

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if within twelve (12) months following a Change of Control (i) the Employee’s employment with the Company is terminated without Cause, or (ii) the Employee terminates the Employee’s employment for Good Reason, then the Company shall:

1.	pay to the Employee (A) any accrued but unpaid Salary for services rendered to the Termination Date, (B) any expenses incurred on or before the Termination Date, (C) any vacation that is accrued but unused at the Termination Date, and (D) a lump sum amount equivalent to twenty-four (24) months of the Employee’s then-current salary plus 3-year Average Actual Bonus;

2.	continue any group-insured or other similar employee benefit scheme established by the Company for twenty-four (24) months after the Termination Date, subject to any restrictions or limitations imposed by the Company’s group insurer or scheme provider; and

3.	make all unvested LTIP granted to the Employee vested and exercisable on the Termination Date in accordance with the terms of the Stock Option Plan

DIRECTOR COMPENSATION

The Corporation's director compensation program is designed to attract and retain qualified individuals. The Compensation Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Board.

The following table provides a summary of all amounts of compensation provided to directors of CannTrust, other than directors who are also Named Executive Officers, during the year ended December 31, 2018.

DIRECTOR COMPENSATION TABLE FOR 2018
	Fee Earned ($)	Option-Based Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (US$)	Total ($)
Mark Litwin	$20,000	$285,000	$0	$0	$305,000
Mitchell Sanders	$0	$285,000	$0	$0	$285,000
Norman Paul(1)	$13,859	$165,500	$0	$0	$179,359
Mark Dawber	$25,000	$285,000	$0	$0	$310,000
Robert Marcovitch	$20,000	$285,000	$0	$0	$305,000
Aubrey Dan(2)	$1,699	$165,500	$0	$0	$167,199
John Kaden(3)	$3,836	$239,000	$0	$0	$242,836
Shawna Page(4)	$17,055	$273,750	$0	$0	$285,805

Notes:

(1) Norman Paul resigned as a director of the Corporation on September 9, 2018.

(2) Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

(3) John Kaden was appointed a director of the Corporation commencing October 22, 2018.

(4) Shawna Page was appointed a director of the Corporation commencing February 22, 2018.

(5) Fair value of the options was determined by the Black-Scholes option pricing model.

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Directors' Option-Based Awards

All directors are entitled to participate in the Corporation's Stock Option Plan. During the financial year ended December 31, 2018, 350,000 options to purchase Common Shares were granted to directors (other than NEOs). During such financial year, 125,000 options to purchase Common Shares were exercised by directors, including NEOs. As at December 31, 2018, the Corporation had outstanding options to purchase an aggregate of 4,114,563 Common Shares, of which 450,000 were issued to the directors (other than NEOs).

As of the date of this Circular, the Corporation grants options in accordance with the Stock Option Plan. However, the Corporation is seeking to replace the Stock Option Plan with the Omnibus Plan, a copy of which is attached to this Circular as Schedule "C". For more information on the Omnibus Plan, see "Particular Matters to be Acted Upon – Omnibus Incentive Plan".

Effective Fiscal 2018/2019 and upon the conclusion and recommendations set forth in GGA’s Director Compensation Review, CannTrust has adopted the following Director Compensation levels and annual Equity Grant values, contingent on Shareholder approval of the Omnibus Equity Plan.

Role	Retainer Effective 2018/2019(1)		Prior Annual Retainer
Chairman/Lead Director	$80,000		$20,000
Board Member	$70,000		$20,000
Audit Committee Chair	$15,000		nil
Audit Committee Member	$7,500		nil
Compensation Commiittee Chair	$10,000		nil
Compensation Committee Member	$5,000		nil
Other Committee Chair	$10,000		nil
Other Committee Member	$5,000		nil
Chairman Equity Grant	$60,000 Options
	$60,000 DSUs	(2)	50,000 Options
Board Member Equity Grant	$50,000 Options
	$50,000 DSUs	(2)	50,000 Options

Notes:

(1) Cash retainers became effective for fiscal year 2018 and the Chairman and Board member equity grant values are effective for fiscal year 2019.

(2) DSUs would be introduced upon Shareholder approval of the Omnibus Equity Plan

Effective in 2019, the Board also has adopted a policy to allow Directors to elect to receive their full retainer in Equity, as per GGA’s recommendations presented in the Director Compensation Review. The policy to allow Directors to receive the cash retainers in equity aligns with good governance practices and helps to promote a Director’s Shareholder alignment.

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Outstanding Option-Based Awards

The following table discloses the particulars of option-based awards granted to directors of CannTrust, other than directors who are also Named Executive Officers, during the fiscal year ended December 31, 2018.

	Option-Based Awards
	Number of Common Shares Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(5)
Mark Litwin	25,000	$11.14	February 16, 2027	$165,500
	25,000	$10.08	October 23, 2023	$119,500

Mitchell Sanders	25,000	$11.14	February 16, 2027	$165,500
	25,000	$10.08	October 23, 2023	$119,500

Norman Paul(1)	25,000	$11.14	February 16, 2027	$165,500

Mark Dawber	25,000	$11.14	February 16, 2027	$165,500
	25,000	$10.08	October 23, 2023	$119,500

Robert Marcovitch	25,000	$11.14	February 16, 2027	$165,500
	25,000	$10.08	October 23, 2023	$119,500

Aubrey Dan(2)	25,000	$11.14	February 16, 2027	$165,500

John Kaden(3)	50,000	$10.08	October 23, 2023	$239,000

Shawna Page(4)	25,000	$10.08	October 23, 2023	$119,500
	25,000	$9.16	February 22, 2028	$154,250

Notes:

(1) Norman Paul resigned as a director of the Corporation on September 9, 2018.

(2) Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

(3) John Kaden was appointed a director of the Corporation commencing October 22, 2018.

(4) Shawna Page was appointed a director of the Corporation commencing February 22, 2018.

(5) Fair value of the options was determined using the Black-Scholes option-pricing model.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2018

The following table sets out for each director, other than Named Executive Officers, the value of option-based awards which vested during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018.

	Option-based awards – Value vested during the year(5) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Litwin	$285,000	$0
Mitchell Sanders	$285,000	$0
Norman Paul(1)	$165,500	$0
Mark Dawber	$285,000	$0
Robert Marcovitch	$285,000	$0
Aubrey Dan(2)	$165,500	$0
John Kaden(3)	$239,000	$0
Shawna Page(4)	$273,750	$0

Notes:

(1) Norman Paul resigned as a director of the Corporation on September 9, 2018.

(2) Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

(3) John Kaden was appointed a director of the Corporation commencing October 22, 2018.

(4) Shawna Page was appointed a director of the Corporation commencing February 22, 2018.

(5) Fair value of the options was determined using the Black-Scholes option-pricing model.

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Indemnification and Insurance

The Corporation maintains director and officer liability insurance and errors and omissions insurance. In addition, the Corporation has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees' service to the Corporation as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Corporation's best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding options, and the weighted-average exercise price of outstanding options, outstanding on December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,114,563	(1)	$7.59	6,446,285	(2)
Equity compensation plans not approved by securityholders	Nil		Nil	Nil
TOTAL	4,114,563		$7.59	6,446,285

Notes:

(1) Common Shares to be issued on the exercise of outstanding stock options governed by the stock option plan.

(2) Based on 10% of the 105,608,486 Common Shares issued and outstanding as of December 31, 2018.

The following table sets forth the annual burn rate, calculated in accordance with the TSX Company Manual, in respect of the Stock Option Plan for each of the three most recently completed years:

2018	2017(1)	2016
3.70%	3.71%	N/A

Notes:

(1) The Corporation's Stock Option Plan was first adopted on March 8, 2017.

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The annual burn rate is calculated as follows and expressed as a percentage:

Number of stock options granted under the Stock Option Plan during the applicable fiscal year

Weighted average number of securities outstanding for the applicable fiscal year

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee of the Corporation, or any associate of any such person, is, or has been at any time since the incorporation of the Corporation, indebted to the Corporation or any of its subsidiaries nor is, or at any time since the incorporation of the Corporation has, any indebtedness of any such person to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

REPORT ON CORPORATE GOVERNANCE

General

The following sections set out a description of CannTrust's corporate governance practices as approved by the Board in compliance with National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201").

NP 58-201 contains a series of guidelines for effective corporate governance. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. For the purposes of this disclosure, the applicable meaning of "independent" is that which is provided in NI 58-101, which states that a director is considered "independent" if he or she has no direct or indirect "material relationship" with the Corporation, which is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment; provided that, with respect to the members of the audit committee of the Board (the "Audit Committee"), the meaning of "independent" shall be that defined under, and required by, NI 52-110.

Board of Directors

Five of the seven members of the Board are "independent", as that term is defined in NI 58-101, being Mark Litwin, Mark Dawber, Robert Marcovitch, Shawna Page and John Kaden. Eric Paul, the current Chairman of the Board, is not considered "independent" because he functioned as the Chief Executive Officer of the Corporation until October 1, 2018, and neither is Mitchell Sanders, as he provides legal services to the Corporation. Accordingly, a majority of the members of the Board are "independent". While the Chairman of the Board is not an independent director, the breadth of experience of the independent directors as a whole provides the Board with independent leadership. All directors are invited to openly discuss their thoughts and opinions.

Certain members of the Board are also members of the board of directors of other reporting issuers, as noted below:

Name of Director	Name(s) of Reporting Issuer(s) and Exchange
Mark Dawber	Gencap Capital Inc. (CSE)

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Meeting Attendance

The attendance record of directors at Board meetings and members at committee meetings during fiscal 2018 is as follows:

Name	Board	Audit Committee	Compensation Committee	Nominating and Governance Committee
Eric Paul	5 of 5
Mark Litwin	5 of 5	4 of 4	12 of 12	1 of 1
Mitchell Sanders	5 of 5
Norman Paul (1)	3 of 3
Mark Dawber	4 of 5	4 of 4		1 of 1
Robert Marcovitch	5 of 5	4 of 4	12 of 12
Aubrey Dan(2)	1 of 1
Shawna Page (3)	4 of 4		12 of 12
John Kaden (4)	1 of 1

Notes:

(1) Norman Paul resigned as a director of the Corporation on September 9, 2018.

(2) Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

(3) Shawna Page was appointed a director of the Corporation and a member of the Compensation Committee commencing February 22, 2018.

(4) John Kaden was appointed a director of the Corporation commencing October 22, 2018.

Director Tenure

In determining whether to recommend a director for re-election, the Governance and Nominating Committee considers the director’s participation in and contributions to the activities of the Board, the results of the [annual director assessment], and past meeting attendance.

While the Board recognizes that director refreshment and renewal create opportunities to bring diverse perspectives and new skill sets to the Board, and that the independence of long serving directors may diminish over time which can compromise an individual’s ability to provide effective oversight, the Board also recognizes that directors who have served on the Board for an extended period of time can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company’s history, policies, and objectives. For these reasons, the Board has determined that limits on director tenure are not appropriate at this time.

The average tenure of director nominees standing for re-election at the Meeting is 2 years.

Board and Senior Management Diversity

Diversity refers to all the characteristics that make individuals different from each other, including but not limited to gender, education, experience, age, geographical representation, and ethnicity. The Corporation recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. The Corporation does not maintain quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date hereof, the Corporation has one director who is female. The Corporation recruits, manages and promotes on the basis of an individual's competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions.

The Board's mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a written policy nor targets relating to the identification and nomination of female directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee's diversity will be considered favorably in the identification and selection process.

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The Board has not adopted any policies that specifically address the appointment of women to executive officers positions. The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation's business objectives; however, due to the relatively small size of the Corporation's executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Corporation has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above. As at the date hereof, none of the executive officers of the Corporation are female.

	Total No. of Members	Female Members	% of Female Members
Board of Directors	7	1	14%
Officers	4	0	0%

Board Mandate

The mandate of the Board is to provide oversight for the Corporation and to act honestly and in good faith with a view to its best interests. The Board acts in accordance with the Business Corporations Act (Ontario) and the Corporation's articles of incorporation and by-laws, as well as with other applicable laws and Corporation policies. The Board discharges its responsibilities both directly and through the work performed by its standing committees, as well as any other committees appointed from time to time on an ad hoc basis. The Board reviews and approves any transactions and decisions that fall within its approval mandate in advance and reviews the results of these decisions on a regular basis.

The mandate of the Board requires that the Board meet as many times as it considers necessary to carry out its responsibilities effectively. The mandate of the Board also provides that the independent directors will hold regularly scheduled meetings at which members of management and other non-independent directors are not in attendance. A copy of the mandate of the Board is attached as Schedule "A" to this Circular.

Position Descriptions

No position description has been prepared for the Chairman of the Board or for the chair of each committee. However, the Chairman of the Board and the chair of each committee presides over all meetings (or the Board or committee, as applicable), participates in the development of meeting calendars and agenda, and ensures the orderly and efficient use of time in the meetings. Each committee chair reports to the Board on a regular basis.

Orientation and Continuing Education

The Board consists of directors who are familiar with the industry or who bring particular expertise to the Board from their professional experience. New directors will be expected to participate in an initial information session regarding the Corporation in the presence of its senior executive officers to learn about, among other things, the business of CannTrust, its financial situation and its strategic planning. All new directors will receive a record of public information about the Corporation, as well as other relevant corporate and business information including corporate governance practices of the Corporation, the structure of the Board and its standing committees, its corporate organization, the charters of the Board and its standing committees, the Corporation's articles, the Code of Conduct (as defined below) and other relevant corporate policies. Members of senior management make regular presentations to the Board on the main areas of the business and the directors have the opportunity to ask questions and tour CannTrust's facilities.

Code of Ethics and Business Conduct

The Corporation has a code of ethics and business conduct (the "Code of Conduct") for directors, officers, employees and representatives of the Corporation and its subsidiaries worldwide.

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Directors and executive officers are required by applicable law and the Corporation's corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and, where required by applicable law, to abstain from voting with respect to such agreement or transaction. Employees of CannTrust are required to report conflicts of interest to the General Counsel of the Corporation.

The Code of Conduct also sets out: (i) standards for the Corporation's and its employees' relationships with customers and others; (ii) standards for the accuracy of the Corporation's books and records and the provision of information to the public; and (iii) rules regarding the ownership, protection and proper use of the Corporation's assets. Significant efforts are made to ensure all directors, officers, employees and representatives of the Corporation fully understand their responsibilities under the Code of Conduct through training, leadership communications, certification requirements and awareness initiatives.

Any waiver of the Code of Conduct's provisions shall be granted only in exceptional circumstances and then only by the Board in writing. Waivers granted to directors or executive officers may only be granted by the Board and shall be publicly disclosed as required by law.

The Code of Conduct may be accessed on our website at https://canntrust.com.

Whistleblower Policy

The Board has approved a written Issue Resolution Policy, which sets out procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations. The Policy provides that if any employee has any information, complaints or concerns regarding such matters they are urged to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints or concerns submitted to it, the Audit Committee, with the assistance of the Governance and Nominating Committee, will investigate each matter and, if required, take appropriate corrective actions. The Audit Committee will retain, as part of its records, any information, complaints or concerns received.

Committees

The Corporation has three separate standalone committees: the Audit Committee, the Nomination and Governance Committee, and the Compensation Committee.

Audit Committee

The Audit Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation's principal risks impacting financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and overall risk management.

The Audit Committee is comprised of Mark Dawber (Chairman), Robert Marcovitch and John Kaden. Each of the members of the Audit Committee is "independent" and "financially literate", each within the meaning of NI 52-110. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to his or her responsibilities as an Audit Committee member.

Mark Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

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Robert Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. He was until recently the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment and held that position since October 2015 (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

John Kaden is the Co-Founder, Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm based in New York City specializing in public and private investments in the emerging legal cannabis industry. Prior to this. Mr. Kaden was the co-Manager and Chief Investment Officer for Northwoods Capital Management LLC, a global hedge fund focused on the technology, media and telecom sector. Before joining Northwoods, Mr. Kaden was the Founder and Managing Partner of Cynthion Partners, a global macro hedge fund, from 2006 through to the end of 2013. Mr. Kaden graduated Magna Cum Laude with an A.B. from Harvard University and a J.D. from Yale Law School.

The Corporation has provided the required Audit Committee disclosure under NI 52-110 in its Annual Information Form ("AIF"), dated March 28, 2019. The AIF is available under the Corporation's SEDAR profile at www.sedar.com.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation's external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on exemptions in relation to "De Minimis Non-audit Services" or any exemption provided by Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor's independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee's responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (By Category)

The following table sets forth, by category, the fees for all services rendered by the Corporation's external auditor, RSM, for the financial year ended December 31, 2017. On December 21, 2018 RSM resigned as auditors and the Board appointed KPMG as the new auditors. As such, KPMG has conducted the audit for the financial year ended December 31, 2018.

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	Fiscal Year Ended December 31, 2018(5) ($)		Fiscal Year Ended December 31, 2017(6) ($)
Audit Fees (1)	$413,915	(7)	$165,000
Audit-related Fees(2)	$61,528		$34,000
Tax Fees (3)	$19,773		$10,000
All Other Fees (4)	$0		$15,000

Notes:

(1)	"Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company's financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.
(2)	"Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in the "Audit Fees" category.
(3)	"Tax fees" include fees for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.
(4)	"All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".
(5)	The Company's auditor for the fiscal year ended December 31, 2018 is KPMG.
(6)	The Company's auditor for the fiscal year ended December 31, 2017 was RSM.
(7)	The Audit Fees for the fiscal year ended December 31, 2018 include the Audit Fees billed by RSM for interim statements.

Compensation Committee

Robert Marcovitch and Shawna Page serve as members of the Compensation Committee. Each of the members of the Compensation Committee is "independent" within the meaning of NI 52-110. Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing CannTrust's general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) in consultation with the CEO, reviewing compensation programs applicable to the senior management of CannTrust; (d) making recommendations to the Board with respect to CannTrust's incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans; and (e) annually reviewing directors' compensation and recommending any changes to the Board for consideration.

Nomination and Governance Committee

The Nomination and Governance Committee is comprised of Mark Litwin and Mark Dawber. Each of the members of the Nomination and Governance Committee is "independent" within the meaning of NI 52-110.

The Nomination and Governance Committee is responsible for seeking out and evaluating suitable candidates to serve on the Board. In so doing, the Nomination and Governance Committee will: (i) consider what competencies and skills the Board, as a whole, should possess; (ii) assess what competencies and skills each existing director possesses; (iii) recommend to the Board the necessary and desirable competencies of directors, taking into account the Corporation's strategic direction and changing circumstances and needs; (iv) identify individuals qualified to become new members of the Board and recommending to the Board the new director nominees for the next annual meeting of shareholders; and (v) annually conduct, review and report to the Board the results of an assessment of the performance and effectiveness of the Board.

Assessments

The Nomination and Governance Committee is responsible for overseeing and assessing the functioning of the Board and the committees thereof. The Nomination and Governance Committee is tasked with annually reviewing and making recommendations to the Board with regard to the size, composition and role of the Board and its standing committees (including any additional committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating board, committee and individual director effectiveness.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise described herein, none of the persons who were directors or executive officers of the Corporation or a subsidiary of the Corporation at any time during the Corporation's last financial year, the Nominees, any person or corporation who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to CannTrust is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's audited consolidated financial statements and Management's Discussion and Analysis ("MD&A") for its most recently completed financial year which are filed on SEDAR. In addition, copies of the Corporation's annual financial statements and MD&A and this Circular may be obtained upon request to the Corporation at 3280 Langstaff Road, Unit 1, Vaughan, Ontario L4K 4Z8, Attention: Chief Financial Officer.

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APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular, and the sending thereof to each director of the Corporation, to the auditors of the Corporation and the Shareholders has been approved by the Board.

DATED in the City of Toronto, in the Province of Ontario, this 9th day of May, 2019.

(signed) "Eric Paul"

Eric Paul
Chairman and Director

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SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

CANNTRUST HOLDINGS INC.

A. ACCOUNTABILITY

The Board of Directors (the "Board") of CannTrust Holdings Inc. (the "Corporation") is responsible for supervising the management of the business and affairs of the Corporation.

B. ROLE

The role of the Board is to focus on governance and stewardship of the business carried on by the Corporation and its subsidiaries as a whole. The Board will review strategy, assign responsibility for achievement of that strategy, and monitor performance against those objectives. In fulfilling this role, the Board will regularly review the strategic plans developed by management so that they continue to be responsive to the changing business environment in which the Corporation and its subsidiaries operate.

C. RESPONSIBILITIES

In fulfilling its role, the Board will:

1. Oversee Stakeholder Communication

Satisfy itself that there is effective communication between the Corporation (both the Board and management) and the Corporation's shareholders, other stakeholders and the public by ensuring that the Corporation's communication and disclosure policies set forth under "K" below are reviewed annually by the Board.

2. Establish Strategic Goals, Performance Objectives and Operational Policies

The Board will adopt a strategic planning process and will review and approve broad strategic corporate objectives and establish corporate values against which the performance of the Corporation and its subsidiaries will be measured. In this regard, the Board will, at least annually:

a)	Approve long-term strategies which take into account, among other things, the opportunities and risks of the Corporation's and its subsidiaries' business.

b)	Review and approve strategic and operational plans and budgets developed by management and within which management of the Corporation and its subsidiaries will operate so that they are consistent with long-term goals.

c)	Set targets against which to measure corporate and executive performance of the Corporation and its subsidiaries.

d)	Satisfy itself that a portion of executive compensation is linked appropriately to the Corporation's performance.

3. Delegate Management Authority to the Chief Executive Officer and the President

a)	Satisfy itself that a process is in place with respect to the appointment, development, evaluation and succession of senior management of the Corporation and its subsidiaries.

b)	Delegate to the Chief Executive Officer and such other executive officers as he determines appropriate, the authority to manage the business of the Corporation and its subsidiaries and to make decisions regarding the ordinary course of business and operations in accordance with the Corporation's Delegation of Authority, and ensure that the Delegation of Authority is reviewed annually.

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c)	Satisfy itself as to the integrity of the Chief Executive Officer and the other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation and its subsidiaries.

4. Monitor Risk, Compliance and Corporate Performance

a)	Assess and monitor the principal risks of all aspects of the businesses in which the Corporation and its subsidiaries as a whole are engaged.

b)	Monitor performance of the Corporation and its subsidiaries against both short-term and long-term strategic plans and annual performance targets, and monitor compliance with Board policies and the effectiveness of risk management practices.

c)	Verify that the Corporation has implemented and maintains adequate and effective internal controls and management information systems which ensure the directors discharge the Board's oversight responsibilities, including the Corporation's compliance with legal and regulatory requirements related to financial and other continuous disclosure reporting.

5. Develop Board Processes

a)	Develop procedures relating to the conduct of the Board's business and the fulfillment of the Board's responsibilities.

b)	Develop the Board's approach to corporate governance through the Nomination and Governance Committee.

D. QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation's activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation and its subsidiaries.

A majority of the Board must be independent. Independence shall have the meaning, as the context requires, given to it in National Instrument 52-110 – Audit Committees, as may be amended from time to time. The Chair should act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties.

Each director must have an understanding of the Corporation's and its subsidiaries' principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation and its subsidiaries relative to their principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership.

Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair of the Nomination and Governance Committee and, if determined appropriate by the Board on the recommendation of the Nomination and Governance Committee, resign from the Board.

E. MAJORITY VOTING POLICY

At meetings of shareholders at which directors are to be elected, shareholders will vote in favour of, or withhold from voting for, each nominee separately. If, with respect to any particular nominee, the number of votes withheld exceeds the votes cast in favour of the nominee, then for purposes of this policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law.

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An individual elected as a director who is considered under this majority voting policy not to have the support or confidence of the shareholders is expected forthwith to submit to the Chair of the Board his or her resignation from the Board. The Nomination and Governance Committee is expected to recommend acceptance of the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. In considering whether or not to recommend acceptance of the resignation offer, the Nomination and Governance Committee shall consider all factors deemed relevant by members of the Nomination and Governance Committee including, without limitation, the stated reason or reasons why shareholders "withheld" votes from the election of the director, the length of service and the qualification of the director (including, for example, the impact the director's resignation would have on the Corporation's compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation's securities are listed or posted for trading), such director's contribution to the Corporation, and whether the director's resignation from the Board would be in the best interests of the Corporation. In reviewing the Nomination and Governance Committee's recommendation, the Board shall consider the factors considered by the Nomination and Governance Committee and such additional factors as the Board considers relevant. The Board is expected to accept the recommendation of the Nomination and Governance Committee and to otherwise accept the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. A director who has tendered a resignation pursuant to this policy will not participate in any deliberations of the Nomination and Governance Committee or the Board with respect to his or her resignation.

Within ninety (90) days of receiving a director's resignation, the Board will make a decision and issue a press release neither announcing the resignation of the director or explaining why it has not been accepted. In determining whether or not to accept the resignation, the Board will take into account the factors considered by the Governance Committee and any other factors the Board determines are relevant.

Subject to any corporate law restrictions, the Board may: (i) leave the resultant vacancy unfilled until the next annual meeting of shareholders; (ii) fill the vacancy through the appointment of a new director who merits the confidence of the shareholders; or (iii) call a special meeting of shareholders to fill the vacant position.

This majority voting policy does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board. In contested elections, the directors shall be elected by the vote of a plurality of the votes cast.

F. MEETINGS

Subject to the Corporation's by-laws and articles and the requirements under the Business Corporations Act (Ontario):

1. Scheduling

The Board will meet as often as it determines is necessary to fulfill its responsibilities. A meeting of the Board may be called by the Chair or any two Board members. The independent directors will hold regularly scheduled meetings at which members of management non-independent directors are not in attendance.

Meetings will be held at a location determined by the Chair.

2. Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3. Agenda

The Chair will establish the agenda for each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

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4. Distribution of Information

The Chair will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5. Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6. Quorum

A majority of members of the Board will constitute a quorum for any meeting of the Board.

7. Voting and Approval

At meetings of the Board, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair will not have a second or casting vote in addition to his or her original vote.

8. Procedures

Procedures for Board meetings will be determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board or the Board.

9. Transaction of Business

The powers of the Board may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Board.

10. Absence of Chair

In the absence of the Chair at a meeting of the Board, the members in attendance must select one of them to act as chair of that meeting.

11. Absence of Secretary

In the absence of the Secretary at a meeting of the Board, the Board may appoint one of its members or any other person to act as secretary.

12. Committees

Each committee will establish its own meeting procedures and requirements under its charter.

G. SERVICE ON OTHER BOARDS AND AUDIT COMMITTEE

The Board does not believe that its members should be prohibited from serving on the boards of other companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another Corporation and, as a general rule, directors are not allowed to join a board of another Corporation on which two or more other directors of the Corporation serve. In addition, directors cannot be on the board of a competitor of the Corporation.

Members of the Audit Committee may not serve on the audit committees of more than two other companies without the prior approval of the Board.

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H. ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Board may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisors' fees and other retention terms. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Corporation.

The Board, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.

I. EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Nomination and Governance Committee, in consultation with the Chair, will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole as well as the committees of the Board to ensure they are fulfilling their respective responsibilities and duties. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of individual directors. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

J. MANAGEMENT

1. Management's Role

a)	The primary responsibility of management of the Corporation and its subsidiaries is to safeguard the Corporation's assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.

b)	In managing the Corporation, management should also have regard to the legitimate interests of the Corporation's other stakeholders, such as the Corporation's employees, creditors and the communities in which the Corporation operates.

2. Management's Relationship to the Board

a)	Senior management of the Corporation and its subsidiaries, primarily through the Chief Executive Officer, reports to and is accountable to the Board, or the board of such subsidiary which, in turn, is accountable to the Board.

b)	Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation's and its subsidiaries' strategic direction, performance targets and utilization of shareholders' equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management of the Corporation and its subsidiaries.

3. Board Access to Business Information and Management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of the Corporation and its subsidiaries with respect to developments and key decisions taken by management in pursuing the Corporation's and its subsidiaries' business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

4. Management Performance Review and Rewards

a)	The Nomination and Governance Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation being assessed against these agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

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b)	The compensation plans of the Corporation and its subsidiaries are based on maintaining a direct link between management rewards and the achievement of agreed upon goals and objectives while ensuring that such plans do not induce inappropriate risk-taking.

K. COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of the Timely Disclosure, Confidentiality and Insider Trading Policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Timely Disclosure, Confidentiality and Insider Trading Policy is reviewed annually by the Board and will be available on the Corporation's website.

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual information form, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the annual meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation's financial results. The Corporation also endeavours to ensure that the media is kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

L. CODE OF ETHICS AND BUSINESS CONDUCT

The Board expects all directors, officers and employees of the Corporation and its subsidiaries to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation's Code of Ethics and Business Conduct in place from time to time. Waivers of the Code of Ethics and Business Conduct will only be granted in exceptional circumstances where the waiver would not be inconsistent with the spirit of the Code of Ethics and Business Conduct and following consultation with legal counsel. Any waiver of the Code of Ethics and Business Conduct for officers or directors may only be made by the Board or the Nomination and Governance Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement. Employees may seek waivers from the Chief Financial Officer and any such waivers will be promptly reported to the Board.

M. ORIENTATION OF DIRECTORS

The Corporation is best served by the Board comprised of individuals who are well versed in modern principles of corporate governance and other subject matters relevant to Board service and who thoroughly comprehend the role and responsibilities of an effective Board in the oversight and management of the Corporation and its subsidiaries. The Nomination and Governance Committee will develop an orientation and continuing education program for all directors of the Corporation and its subsidiaries. This program will be articulated in separate director orientation and continuing education policy that will be reviewed by the Nomination and Governance Committee on an annual basis. The continuing education program for directors will ensure that directors are kept informed as to matters impacting, or which may impact, the Corporation's directors.

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SCHEDULE "B"

RESOLUTIONS OF THE SHAREHOLDERS

OF

CANNTRUST HOLDINGS INC.

Omnibus Incentive Plan

WHEREAS the Board of Directors (the "Board") of CannTrust Holdings Inc. (the "Corporation") has determined that the adoption of the 2019 Omnibus Incentive Plan of the Corporation (the "Omnibus Plan"), a copy of which is attached hereto as Schedule "C", is in the best interests of the Corporation and its shareholders;

"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Omnibus Plan and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares in the capital of the Corporation as are issued and outstanding from time to time, is hereby approved, ratified and confirmed.

2.	The Omnibus Plan be authorized and approved as the stock option plan and equity incentive plan of the Corporation, subject to any limitations imposed by applicable regulations, laws, rules and policies.

3.	Any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution."

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SCHEDULE "C"

CANNTRUST HOLDINGS INC.

2019 OMNIBUS INCENTIVE PLAN

CANNTRUST HOLDINGS INC.

2019 OMNIBUS INCENTIVE PLAN

Section 1.        Purpose. The purpose of the CannTrust Holdings Inc. 2019 Omnibus Incentive Plan is to attract, retain and reward those employees, directors and other individuals who are expected to contribute significantly to the success of the Corporation and its Affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation's shareholders and, in general, to further the best interests of the Corporation and its shareholders. The Plan is intended to comply with Section 422 of the Code (as defined below), with respect to the U.S. employees participating in the Plan, if and when applicable.

Section 2.	Definition.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)          “Affiliate” shall mean: (i) any entity that, directly or indirectly, controls (as well as is controlled by or under common or joint control with) the Corporation; or (ii) any entity in which the Corporation has a significant equity interest, in either case as determined by the Committee; provided that, unless otherwise determined by the Committee, the Shares subject to any Options or SAR that are granted to a service provider of an Affiliate constitutes "service recipient stock" for purposes of Section 409A of the Code or otherwise does not subject the Award to the excise tax under Section 409A of the Code, provided that in respect of any Option granted to a Canadian Grantee, an Affiliate shall only include a corporation that deals at non-arm's length, within the meaning of the ITA, with the Company, and further provided that, in respect of any Deferred Share Unit granted to a Canadian Grantee, an Affiliate shall only include a corporation that is related to the Company, within the meaning of the ITA.

(b)          “Award” shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Deferred Stock Unit, annual or long-term Performance Award or Other Stock-Based Award granted under the Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein.

(c)          “Award Agreement” shall mean the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)          “Beneficiary” shall mean a person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. If no such person is named by a Participant, such individual's Beneficiary shall be the individual's estate.

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(e)          “Blackout Period” means a period when the Participant is prohibited from trading in the Corporation's securities pursuant to securities regulatory requirements or the Corporation's insider trading policy or other applicable policy or requirement of the Corporation.

(f)	“Board” shall mean the board of directors of the Corporation.

(g)          “Canadian Award” shall mean an Award pursuant to which, as applicable: (i) the Exercise Price is stated and payable in Canadian dollars or the basis upon which it is to be settled (whether in cash or in Shares) is stated in Canadian dollars); (ii) in the case of freestanding SARs (as defined below), the base price is stated in Canadian dollars and any cash amount payable in settlement thereof shall be paid in Canadian dollars; (iii) in the case of Restricted Share Units, Deferred Share Units or Performance Awards, any cash amount payable in settlement thereof shall be paid in Canadian dollars; or (iv) in the case of Other Stock-Based Awards the price or value of such Shares is stated in Canadian dollars.

(h)          “Canadian Grantee” shall mean a Participant who is a resident of Canada for the purposes of the ITA, or who is granted an Award under the Plan in respect of services performed in Canada for the Company or any of its Affiliates.

(i)           “Cashless Exercise” shall have the meaning set out in Section 6(e) hereof.

(j)           “Change in Control” shall mean the occurrence of:

(i)        any individual, entity or group of individuals or entities acting jointly or in concert (other than the Corporation, its Affiliates or an employee benefit plan or trust maintained by the Corporation or its Affiliates, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of Shares of the Corporation) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Corporation's then outstanding securities (excluding any "person" who becomes such a beneficial owner (x) in connection with a transaction described in clause (A) of paragraph (ii) below;

(ii)       the consummation of (A) a merger or consolidation of the Corporation or any direct or indirect subsidiary of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power or the total fair market value of the securities of the Corporation or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person (other than those covered by the exceptions in paragraph (i) of this definition) acquires more than 50% of the combined voting power of the Corporation's then outstanding securities shall not constitute a Change in Control of the Corporation; or

(iii)      a complete liquidation or dissolution of the Corporation or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Corporation at the time of the sale.

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Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Corporation within the meaning of Section 409A of the Code.

(b)          “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

(c)          “Committee” shall mean the Corporation’s Compensation Committee appointed by the Board or such other committee as may be designated by the Board to administer the Plan. If the Board does not designate the Committee, references herein to the "Committee" shall refer to the Board.

(d)          “Consultant” means a consultant as defined in the Securities Act engaged by the Corporation or its Affiliates.

(e)	“Corporation” shall mean CannTrust Holdings Inc.

(f)           “Covered Employee” means an individual who is (i) a "covered employee" within the meaning of Section 162(m)(3) of the Code, or any successor provision thereto and (ii) any individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be a "covered employee" with respect to the taxable year of the Corporation in which any applicable Award will be paid.

(g)          “Deferred Stock Unit” shall mean a contractual right to receive Shares or other Awards or a combination thereof at the end of a specified deferral period, granted under Section 9.

(h)          “Dividend Equivalent” means a right, granted to a Participant under the plan, to receive cash, shares, other Awards or other property equal in value to dividends paid with respect to Shares.

(i)	“Effective Date" shall mean [DATE].

(j)           “Fair Market Value” means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code, any regulations issued thereunder or other applicable law or by any applicable accounting standard for the Corporation’s desired accounting for Awards or by the rules of the applicable Stock Exchange, a price that is determined by the Committee, provided that such price cannot be less than:

(i)         For Canadian Awards, as long as Shares are listed on the TSX, the greater of the volume weighted average trading price of the Shares on the TSX for the five trading days immediately prior to the grant date or the closing price of the Shares on the TSX on the trading day immediately prior to the grant date.

(ii)        For U.S. Awards, as long as the Shares are listed on a U.S. Exchange, the greater of the volume weighted average trading price of the Shares on the U.S. Exchange for the five trading days immediately prior to the grant date or the closing price of the Shares on the U.S. Exchange on the trading day immediately prior to the grant date.

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(iii)       Unless prohibited by applicable law or rules of a Stock Exchange, Canadian Awards or U.S. Awards may be made to a Participant without regard to such Participant’s domicile or residence for tax purposes. Thus, for example, U.S. taxpayers that are Participants may receive Canadian Awards. The Corporation may take such actions with respect to its filings, records and reporting, as it deems appropriate to reflect the conversion of Awards from Canadian dollars to U.S. dollars and vice versa.

(iv)       If the Shares are not traded, listed or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate taking into account the requirements of the ITA, Section 409A of the Code and any other applicable law.

For purposes of the grant of any Award, the applicable date shall be the date on which the Award is granted. For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or its designee, as applicable, or, if not a day on which the applicable market is open, the next day that it is open. In the event that the Committee determines that the date of grant of an Award shall be a future date because the Corporation is in a Blackout Period, the applicable date shall be deemed to occur on the seventh day following the termination of the Blackout Period and the Fair Market Value shall be the weighted average trading price of the Shares on the TSX or U.S. Exchange as applicable for a Canadian Award or U.S. Award, for the five most recent trading days preceding the applicable date (e.g. trading days two to six following the lifting of the Blackout Period). In the event an additional Blackout Period commences such that six consecutive trading days (excluding weekends and statutory holidays) do not elapse following the expiry of the initial Blackout Period, the applicable date and market price shall be determined by reference to the seventh consecutive trading day following the expiry of the subsequent Blackout Period.

(k)          “Incentive Stock Option” shall mean an option representing the right to purchase Shares from the Corporation, granted under and in accordance with the terms of Section 6, that is intended to be and is designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

(l)           “ITA” shall mean the Income Tax Act (Canada) and any regulations thereunder as amended from time to time.

(m)          “Non-Employee Director" shall mean an individual who is a member of the Board but who is not otherwise an Employee or a Consultant of the Company or of any Affiliate at the date an Award is granted.

(n)          “Non-Qualified Stock Option” shall mean an option representing the right to purchase Shares from the Corporation, granted under and in accordance with the terms of Section 6, that is not an Incentive Stock Option.

(o)          “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(p)          “Other Stock-Based Award” means an Award granted pursuant to Section 11 of the Plan.

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(q)          “Participant” shall mean the recipient of an Award granted under the Plan.

(r)           “Performance Award” means an Award granted pursuant to Section 10 of the Plan.

(s)          “Performance Goals” means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable based on one or more performance goals. Performance Goals may be applied to either the Corporation as a whole or to a business unit or to a single or group of Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group.

(t)           “Performance Period” means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are measured or must be satisfied.

(u)          “Plan” shall mean this CannTrust Holdings Inc. 2019 Omnibus Incentive Plan, as the same may be amended or supplemented from time to time.

(v)          “Prior Option Plan” means the Corporation’s stock option plan as it existed prior to the date hereof.

(w)          “Restricted Stock" shall mean any Share granted under Section 8.

(x)          “Restricted Stock Unit” shall mean a contractual right granted under Section 8 that is denominated in Shares. Each Restricted Stock Unit represents a right to receive one Share or the value of one Share upon the terms and conditions set forth in the Plan and the applicable Award Agreement.

(y)          “SAR” or “Stock Appreciation Right” shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards, shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

(z)          “Service” shall mean the active performance of services for the Corporation or an Affiliate by a person who is an employee or director of the Corporation or an Affiliate. Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a termination of "Service" under the Plan for purposes of payment of such Award unless such event is also a "separation from service" within the meaning of Section 409A of the Code.

(aa)        “Shares” shall mean the common shares in the capital of the Corporation.

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(bb)       “Stock Exchanges” shall mean the U.S. Exchange and the TSX.

(cc)        “Subsidiary” shall mean any corporation of which shares representing at least 50% of the ordinary voting power is owned, directly or indirectly, by the Corporation.

(dd)       “Substitute Awards” shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Corporation or with which the Corporation combines.

(ee)        “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). "Transferred" and "Transferable" shall have a correlative meaning.

(ff)         “TSX” means the Toronto Stock Exchange and at any time the Shares are not listed and posted for trading on the TSX, shall be deemed to mean such other stock exchange or trading platform in Canada upon which the Shares trade and which has been designated by the Committee.

(gg)       “U.S. Award” shall mean an Award pursuant to which, as applicable: (i) in the case of Options (including tandem SARs (as defined below)),the Exercise Price is stated and payable in United States dollars (and in the case of tandem SARs, any cash amount payable in settlement thereof shall be paid in United States dollars), (ii) in the case of freestanding SARs (as defined below), the base price is stated in United States dollars and any cash amount payable in settlement thereof shall be paid in United States dollars; (iii) in the case of Restricted Share Units, Deferred Share Units or Performance Awards, any cash amount payable in settlement thereof shall be paid in United States dollars; or (iv) in the case of Other Stock-Based Awards the price or value of such Shares is stated in United States dollars.

(hh)       “U.S. Exchange” shall mean the NASDAQ Stock Market or such other national securities exchange or trading system on which the Corporation’s shares are listed in the United States.

Section 3.	Eligibility.

(a)          Any employee, director, Consultant or other advisor of, or any other individual who provides services to, the Corporation or any Affiliate, shall be eligible to be selected to receive an Award under the Plan. All Awards shall be granted by an Award Agreement. Notwithstanding the foregoing, only eligible employees of the Corporation, its subsidiaries and its parent (as determined in accordance with Section 422(b) of the Code in the case of US employees) are eligible to be granted Incentive Stock Options under the Plan. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion.

(b)          An individual who has agreed to accept employment by the Corporation or an Affiliate shall be deemed to be eligible for Awards hereunder as of the date of such acceptance; provided that vesting and exercise of Awards granted to such individual are conditioned upon such individual actually becoming an employee of the Corporation or an Affiliate.

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(c)          Holders of options and other types of incentive awards granted by a company acquired by the Corporation or with which the Corporation combines are eligible for grant of Substitute Awards hereunder.

Section 4.	Administration.

(a)          The Plan shall be administered by the Committee. Subject to Section 15, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. To the extent applicable, the Plan and Awards intended to be "performance-based," the applicable provisions of Section 162(m) of the Code, and the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

(b)          Subject to the terms of the Plan and applicable law and the rules of the Stock Exchanges that the Shares are listed at the relevant time and in addition to those authorities provided in Section 4(a), the Committee (or its delegate) shall have full power and authority to:

(i)	designate Participants;
(ii)	determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan;
(iii)	determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards, including whether an Award shall be a Canadian Award or a U.S. Award;
(iv)	authorize and approve the applicable form and determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);
(v)	determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended;
(vi)	determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee, taking into consideration the requirements of Section 409A of the Code;

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(vii)	determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;
(viii)	to determine whether an Option is an Incentive Stock Option or Non-Qualified Option;
(ix)	interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan;
(x)	establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan;
(xi)	to permit accelerated vesting or lapse of restrictions of any Award at any time; and
(xii)	make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c)          All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Corporation, the shareholders and the Participants.

(d)          Notwithstanding the foregoing, the Committee shall not have any discretion under this Section 4 or any other provision of the Plan that would modify the terms or conditions of any (i) Performance Goal or waive the satisfaction thereof with respect to any Award that is intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code if the exercise of such discretion would cause the Award not to so qualify, (ii) any other Award that is intended to be exempt from the definition of "salary deferral arrangement" in the ITA if the exercise of such discretion would cause the Award to not be or cease to be exempt; or (iii) any Option granted to a Canadian Grantee if the exercise of such discretion would cause the Option to not be or cease to be governed by section 7 of the ITA. The Committee will also exercise its discretion in good faith in accordance with the Corporation’s intention that the terms of Awards and the modifications or waivers permitted hereby are in compliance with applicable law and the rule of the Stock Exchanges.

(e)          No member of the Committee or the Board generally shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Award granted under the Plan. To the fullest extent permitted by law, the Corporation shall indemnify and save harmless, and shall advance and reimburse the expenses of, each Person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such Person is or was a member of the Committee or is or was a member of the Board in respect of any claim, loss, damage or expense (including legal fees) arising therefrom.

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Section 5.	Shares Available for Awards; Per Person Limitations.

(a)          Subject to adjustment as provided below, the maximum number of Shares available for issuance under the Plan shall not exceed 10% of the issued and outstanding Shares less the number of Shares reserved for issuance under all other security based compensation arrangements of the Corporation; provided that all Shares reserved and available under the Plan shall constitute the maximum number of Common Shares that can be issued for Incentive Stock Options. Every three years after the Effective Date of the Plan, all unallocated Awards under the Plan shall be submitted for approval to the Board and the shareholders of the Corporation. With respect to Stock Appreciation Rights settled in Shares, upon settlement, only the number of Shares delivered to a Participant (based on the difference between the Fair Market Value of the Shares subject to such Stock Appreciation Right on the date such Stock Appreciation Right is exercised and the exercise price of each Stock Appreciation Right on the date such Stock Appreciation Right was awarded) shall count against the aggregate and individual share limitations set forth under this Section 5. If any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares underlying any unexercised Award shall again be available for the purpose of Awards under the Plan. If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares shall again be available for purposes of Awards under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. On exercise of any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan, the number of Shares underlying such Award shall again be available for the purpose of Awards under the Plan. Any Shares subject to any Award or award granted under a Prior Plan that is outstanding on the date which this Plan was approved by shareholders of the Corporation (or any portion thereof) that has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to, or that is otherwise settled so that there is no, issuance or transfer of such Shares shall not be counted against the foregoing maximum share limitations

(b)          Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Corporation.

(c)          To the extent required by Section 162(m) of the Code for Awards under the Plan to qualify as "performance-based compensation," the following individual Participant limitations shall apply:

(i)       The maximum number of Shares subject to any Award of Options, or Stock Appreciation Rights, shares of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards for which the grant of such Award or the lapse of the relevant restriction period is subject to the attainment of Performance Goals in accordance with Section 10 which may be granted under the Plan during any fiscal year of the Corporation to any Participant shall be 10% Shares per type of Award (which shall be subject to any further increase or decrease pursuant to Section 5(d)) provided that the maximum number of Shares for all types of Awards granted to any Participant does not exceed 10% Shares (which shall be subject to any further increase or decrease pursuant to Section 5(d)) during any fiscal year of the Corporation. If a Stock Appreciation Right is granted in tandem with an Option, it shall apply against the Participant's individual share limitations for both Stock Appreciation Rights and Options.

(ii)       Subject to Section 5(g), Section 5(h) and Section 21, there are no annual individual share limitations applicable to Participants on Options, Restricted Stock, Restricted Stock Units or Other Stock-Based Awards for which the grant, vesting or payment (as applicable) of any such Award is not subject to the attainment of Performance Goals.

(iii)       The individual Participant limitations set forth in this Section 5(c) (other than Section 5(c)(iii)) shall be cumulative; that is, to the extent that Shares for which Awards are permitted to be granted to a Participant during a fiscal year are not covered by an Award to such Participant in a fiscal year, the number of Shares available for Awards to such Participant shall automatically increase in the subsequent fiscal years during the term of the Plan until used.

(d)	Changes

(i)       The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Corporation to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, (b) any arrangement, merger or consolidation of the Corporation or any Affiliate, (c) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares (d) the dissolution or liquidation of the Corporation or any Affiliate, (e) any sale or transfer of all or part of the assets or business of the Corporation or any Affiliate or (f) any other corporate act or proceeding.

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(ii)       Subject to the provisions of Section 5(d)(iv), if there shall occur any such change in the capital structure of the Corporation by reason of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification of shares that may be issued under the Plan, any recapitalization, any arrangement, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a "Corporate Event"), then (i) the aggregate number and/or kind of shares that thereafter may be issued under the Plan, (ii) the number and/or kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award granted under the Plan, and/or (iii) the purchase price thereof, shall be appropriately adjusted. In addition, subject to Section 5(d)(iv), if there shall occur any change in the capital structure or the business of the Corporation that is not a Corporate Event (an "Other Extraordinary Event"), including by reason of any ordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Corporation's assets or business, then the Committee, in its sole discretion, may adjust any Award and make such other adjustments to the Plan. Any adjustment pursuant to this Section 5(d) shall be consistent with the applicable Corporate Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Corporation and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Except as expressly provided in this Section 5(d) or in the applicable Award Agreement, a Participant shall have no rights by reason of any Corporate Event or any Other Extraordinary Event.

(iii)       Fractional shares of Shares resulting from any adjustment in Awards pursuant to Section 5(d)(i) or Section 5(d)(ii) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one- half. No cash settlements shall be made with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(e)          Shares underlying Awards that can only be settled in cash shall not reduce the number of Shares remaining available for issuance under the Plan.

(f)          Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued Shares are issued under the Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law and the rules of the TSX.

(g)          The maximum number of Shares which may be reserved for issuance to a Non-Employee Director under the Plan, the Existing Option Plan and any other proposed or established Share Compensation Arrangement, shall not exceed one percent (1%) of the Outstanding Shares; and

(h)          The equity value of Options granted to a Non-Employee Director, within a one year period, pursuant to the Plan shall not exceed $100,000; and (ii) the aggregate equity value of all awards, that are eligible to be settled in Shares granted to a Non-Employee Director, within a one year period, pursuant to all Security Based Compensation Arrangements (including, for greater certainty, the Plan) shall not exceed $150,000.

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(i)          In the event that a Participant holds 20% or more of the issued and outstanding Shares or the settlement of an Award in Shares would cause the Participant to hold 20% or more of the issued and outstanding Shares, such Participant shall only be granted Awards that can be settled in cash.

Section 6.	Options.

The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)          The purchase price per Share under an Option shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such purchase price shall not be less than 100% (or 110% in the case of an Incentive Stock Option granted to a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation, its subsidiaries or its parent, determined in accordance with Section 422(b)(6)) of the Code) of the Fair Market Value of a Share on the date of grant of such Option. In the event that the Committee determines and has authorized the Chief Executive Officer of the Corporation to grant such Options on a future date because the Corporation is in a Blackout Period, the date of grant shall be deemed to occur on the second trading day following the termination of the Blackout Period and the Fair Market Value shall be the closing price on the first business day following the date on which the relevant Blackout Period has expired, unless the relevant grant of Options occurs after the close of trading on the date of grant, in which case the Fair Market Value shall be equal to the closing price on the date of grant. In the event an additional Blackout Period commences such that two consecutive trading days (excluding weekends and statutory holidays) do not elapse following the expiry of the initial Blackout Period, the grant date and Fair Market Value shall be determined by reference to the second consecutive trading day following the expiry of the subsequent Blackout Period.

(b)          The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant thereof. Notwithstanding the foregoing, if the term of an Option (other than an Incentive Stock Option) held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(c)          The Committee shall determine the time or times at which an Option may be exercised in whole or in part.

(d)          To the extent vested and exercisable, Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Corporation specifying the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price (the “Option Price”) as follows: (i) by certified cheque, bank draft or money order payable to the order of the Corporation; (ii) solely to the extent permitted by applicable law, if the Shares are traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Corporation an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Corporation withhold Shares issuable upon exercise of the Option, or by payment in full or in part in the form of Shares owned by the Participant, based on the Fair Market Value of the Shares on the payment date as determined by the Committee). No Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

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(e)          Notwithstanding Section 6(d), with the approval of the Committee, in its sole and unfettered discretion, a Participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Option Price due on such exercise by electing to receive Shares equal in value to the difference between the Option Price and the Fair Market Value on the date of exercise (any such exercise a “Cashless Exercise”) computed by using the following formula, with either a partial or full deduction of the number of underlying Shares from the Plan reserve:

X = Y (A-B)

A

Where    X = the number of Shares to be issued to the Participant upon such Cashless Exercise;

Y = the number of Shares purchasable under the Option (at the date of such calculation);

A = Fair Market Value of one Share of the Corporation (at the date of such calculation, if greater than the Option Price); and

B = Option Price (as adjusted to the date of such calculation)

In the event that the Shares are not listed on the Exchange as at the date of an exercise of an Option, it shall be a condition precedent to the exercise of any Option that the Participant agree to be bound by the terms of any unanimous shareholders agreement or similar agreements generally applicable to all of the shareholders of the Corporation then in force, and further that the Participant agree to enter into voting trust generally applicable to employee shareholders of the Corporation then in force and provide a power of attorney in support of such voting trust

(f)           The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant Employee during any calendar year under the Plan and/or any other stock option plan of the Corporation, any subsidiary or any parent exceeds $100,000, such Options shall be treated as Non-Qualified Options. Should any provision of the Plan not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of the Corporation, subject to the rules of the TSX. To the extent that any such Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof which does not so qualify shall constitute a separate Non- Qualified Stock Option.

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Section 7.	Stock Appreciation Rights.

(a)          The Committee is hereby authorized to grant Stock Appreciation Rights ("SARs") to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan.

(b)          SARs may be granted hereunder to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to a specific Options granted under Section 6.

(c)          Any tandem SAR related to an Option may be granted at the same time such Option is granted to the Participant. In the case of any tandem SAR related to any Option, the SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SAR. Any Option related to any tandem SAR shall no longer be exercisable to the extent the related SAR has been exercised.

(d)          A freestanding SAR shall not have a term of greater than 10 years or, unless it is a Substitute Award, an exercise price less than 100% of Fair Market Value of the Share on the date of grant. Notwithstanding the foregoing, if the term of a SAR held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such SAR shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

Section 8.	Restricted Stock and Restricted Stock Units.

(a)          The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants.

(b)          Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. To the extent required by law, Participants holding Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Restricted Stocks during the period of restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(c)          Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book-entry registration or issuance of a share certificate or certificates. In the event any share certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. If share certificates are issued in respect of shares of Restricted Stock, the Committee may require that any share certificates evidencing such Shares be held in custody by the Corporation until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Corporation, which would permit transfer to the Corporation of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

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(d)          The Committee may in its discretion, when it finds that a waiver would be in the best interests of the Corporation, waive in whole or in part any or all restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

(e)          The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Restricted Stock Units. The entitlements on such Dividend Equivalents will not be available until the vesting of the Award of Restricted Stock Units.

(f)           If the Committee intends that an Award under this Section 8 shall constitute or give rise to "qualified performance based compensation" under Section 162(m) of the Code, such Award may be structured in accordance with the requirements of Section 10, including without limitation, the Performance Goals and the Award limitation set forth therein, and any such Award shall be considered a Performance Award for purposes of the Plan.

(g)	No Restricted Stock Unit shall vest later than three years after the date of grant.

Section 9.      Deferred Stock Unit. The Committee is authorized to grant Deferred Stock Units to Participants, subject to the following terms and conditions:

(a)          Deferred Stock Units shall be settled upon expiration of the deferral period specified for an Award of Deferred Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine at the date of grant or thereafter. Deferred Stock Units may be satisfied by delivery of Shares, other Awards, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(b)          The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Deferred Stock Units. The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the Award of Deferred Stock Units.

(c)          Except as otherwise provided in the Award Agreement, each Participant shall be entitled to redeem his or her Deferred Stock Units during the period commencing on the business day immediately following the Director Termination Date (as defined below) and ending on the 90th day following the Director Termination Date by providing a written notice of redemption, on a prescribed form, to the Company (the “Redemption Date”). In the event of death of a Participant, the notice of redemption shall be filed by the administrator or liquidator of the estate of the Participant. In the case of a U.S. Participant and except as otherwise provided in an Award Agreement, however, the redemption will be deemed to be made on the earlier of (i) December 31 of the year following the year of a “separation from service” within the meaning of Section 409A of the Code, or (ii) within 90 days of the U.S. Participant’s death, or retirement from, or loss of office or employment with the Company, within the meaning of paragraph 6801(d) of the regulations under the ITA, including the Participant’s resignation, retirement, removal from the Board, death or otherwise.

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Section 10.	Performance Awards.

(a)          The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. The Committee may grant Performance Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, as well as Performance Awards that are not intended to qualify as "performance-based compensation" under Section 162(m) of the Code. If the Performance Award is payable in shares of Restricted Stock, such shares shall be transferable to the Participant only upon attainment of the relevant Performance Goal in accordance with Section 8. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve. With respect to Performance Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall condition the right to payment of any Performance Award upon the attainment of objective Performance Goals established pursuant to Section 10(b)(iii).

(b)          Terms and Conditions. Performance Awards awarded pursuant to this Section 10 shall be subject to the following terms and conditions:

(i)       Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals established pursuant to Section 10(b) are achieved and the percentage of each Performance Award that has been earned.

(ii)       Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

(iii)       Objective Performance Goals, Formulae or Standards. With respect to Performance Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall establish the objective Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants in writing prior to the beginning of the applicable Performance Period or at such later date as permitted under Section 162(m) of the Code and while the outcome of the Performance Goals are substantially uncertain. Such Performance Goals may incorporate, if and only to the extent permitted under Section 162(m) of the Code, provisions for disregarding (or adjusting for) the impact of any of the following that the Committee determines to be appropriate: (i) corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances, (ii) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges as described in the Corporation's Management Discussion & Analysis; (iii) an event either not directly related to the operations of the Corporation or any of its Affiliates or not within the reasonable control of the Corporation's management, (iv) a change in tax law or accounting standards required by generally accepted accounting principles, or (v) such other exclusions or adjustments as the Committee specifies at the time the Award is granted. To the extent that any such provision would create impermissible discretion under Section 162(m) of the Code or otherwise violate Section 162(m) of the Code, such provision shall be of no force or effect, with respect to Performance Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

(c)          Dividends. Unless otherwise determined by the Committee in an Award Agreement, amounts equal to dividends declared during the Performance Period with respect to the number of Shares covered by a Performance Award will not be paid to the Participant. In all cases, such dividends would not become payable until the expiration of the applicable Performance Period.

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(d)          Payment. Following the Committee's determination in accordance with Section 10(b)(i) the Corporation shall settle Performance Awards, in such form (including, without limitation, in Shares or in cash) as determined by the Committee, in an amount equal to such Participant's earned Performance Awards. Notwithstanding the foregoing, the Committee may, in its sole discretion, award an amount less than the earned Performance Awards and/or subject the payment of all or part of any Performance Award to additional vesting, forfeiture and deferral conditions as it deems appropriate.

(e)          Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's termination of Service for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant.

(f)          Accelerated Vesting. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, the Committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the Participant’s performance to date accelerate on a pro rata basis the vesting of all or any part of any Performance Award.

(g)          When and if Performance Awards become payable, a Participant having received the grant of such units shall be entitled to receive payment from the Company in settlement of such units in cash, Shares of equivalent value (based on the Fair Market Value), in some combination thereof, or in any other form determined by the Committee at its sole discretion. With respect to any Canadian Participant, the Company shall deliver the payout in settlement of any Performance Award to such Canadian Participant by or before December 31 of the third year following the year of the grant.

Section 11.       Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, the approval of the TSX and shareholder approval, if required, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Corporation or business units thereof, Shares awarded purely as a bonus and not subject to restrictions or conditions, or any other factors designated by the Committee. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards, notes, or other property, as the Committee shall determine. Unless otherwise determined by the Committee in an Award Agreement, the recipient of an Award under this Section 11 shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalents in respect of the number of Shares covered by the Award. In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of any applicable performance period.

Section 12.       Effect of Termination of Service on Awards. The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide Service to the Corporation or any Affiliate prior to the end of a performance period or exercise or settlement of such Award.

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Section 13.	Change in Control Provisions.

Except as otherwise provided by the Committee in an Award Agreement:

(a)	The occurrence of a Change in Control will not result in the vesting of unvested Awards nor the lapse of any Period of Restriction pertaining to any Restricted Share or Restricted Share Unit (such Awards collectively referred to as “Unvested Awards”), provided that:

(i)	such Unvested Awards will continue to vest in accordance with the Plan and the Award Agreement;

(ii)	the level of achievement of performance goals completed prior to the date of the Change in Control shall be based on the actual performance achieved to the date of the Change in Control and the level of achievement of performance goals for the applicable period completed following the date of the Change in Control shall be based on the assumed achievement of 100% of the performance goals; and

(iii)	any successor entity agrees to assume the obligations of the Corporation in respect of such Unvested Awards.

(b)	For the period of 24 months following a Change in Control, where a Participant’s employment or term of office or engagement is terminated for any reason, other than for Cause:

(i)	any Unvested Awards as at the date of such termination shall be deemed to have vested, and any Period of Restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and

(ii)	the level of achievement of performance goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination;

(c)	With respect to Awards for a U.S. Participant to the extent applicable, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change in Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control; provided, however, that no such payment shall be made on account of an ISO using a value higher than the Fair Market Value of the underlying Shares on the date of settlement. For purposes of Section, “Change in Control Price” shall mean the highest price per share paid in any transaction related to a Change in Control of the Corporation.

(d)	Notwithstanding the above, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any successor to the Corporation or an Affiliate; provided, however, that any such Alternative Award must:

(i)	Be based on stock which is traded on the TSX and/or an established U.S. securities market;

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(ii)	Provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

(iii)	recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change in Control;

(iv)	Have substantially equivalent economic value to such Award (determined prior to the time of the Change in Control); and

(v)	Have terms and conditions which provide that in the event that the Participant’s employment with the Corporation, an Affiliate or any successor is involuntarily terminated or Constructively Terminated at any time within at least twelve months following a Change in Control, any conditions on a Participant’s rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

(e)	In the event that any accelerated Award vesting or payment received or to be received by a Participant pursuant to the above (the “Benefit”) would (i) constitute a “parachute payment” within the meaning of and subject to Section 280G of the Code and (ii) but for this Section, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Benefit shall be reduced to the extent necessary so that no portion of the Benefit will be subject to the Excise Tax, as determined in good faith by the Committee; provided, however, that if, in the absence of any such reduction (or after such reduction), the Participant believes that the Benefit or any portion thereof (as reduced, if applicable) would be subject to the Excise Tax, the Benefit shall be reduced (or further reduced) to the extent determined by the Participant in his or her discretion so that the Excise Tax would not apply. To the extent that such Benefit or any portion thereof is subject to Section 409A of the Code, then, such Benefit or portion thereof shall be reduced by first reducing or eliminating any payment or Benefit payable in cash and then any payment or Benefit not payable in cash, in each case in reverse order beginning with payments or Benefits which are to be paid the furthest in time from the date of a Change in Control. If, notwithstanding any such reduction (or in the absence of such reduction), the Internal Revenue Service (“IRS”) determines that the Participant is liable for the Excise Tax as a result of the Benefit, then the Participant shall be obligated to return to the Corporation, within thirty days of such determination by the IRS, a portion of the Benefit sufficient such that none of the Benefit retained by the Participant constitutes a “parachute payment” within the meaning of Section 280G of the Code that is subject to the Excise Tax. In no event shall the Corporation have any obligation to pay any Excise Tax imposed on a Participant or indemnify a Participant therefore.

(f)	Notwithstanding any other provision of this Plan, this Section shall not apply with respect to any Deferred Stock Units held by a Canadian Participant where such Deferred Stock Units are governed under regulation 6801(d) of the ITA or any successor to such provision.

Section 14.	General Provisions Applicable to Awards.

(a)          Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

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(b)         Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Corporation. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Corporation, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)          Subject to the terms of the Plan, payments or transfers to be made by the Corporation upon the grant, exercise or payment of an Award may be made in the form of cash, Shares, other securities or other Awards, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee and in compliance with Section 409A of the Code. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest (or no interest) on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)          Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner other than by will or the law of descent, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person, and (ii) each Award, and each right under any Award, shall be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)          A Participant may designate a Beneficiary or change a previous beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose. If no Beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, the Beneficiary shall be the Participant's estate.

(f)          All certificates for Shares and/or Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Ontario Securities Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

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(g)          It is a condition of each grant of an Award that if: (a) the Participant fails to comply with any obligation to the Corporation or an Affiliate (A) to maintain the confidentiality of information relating to the Corporation or the Affiliate and/or its business, (B) not engage in employment or business activities that compete with the business of the Corporation or the Affiliate, (C) not solicit employees or other service providers, customers and/or suppliers of the Corporation or the Affiliate, whether during or after employment with the Corporation or Affiliate, and whether such obligation is set out in an Award Agreement issued under the Plan or other agreement between the Participant and the Corporation or Affiliate, including, without limitation, an employment agreement, or otherwise (collectively, a “Restrictive Covenant”); (b) the Participant is terminated for cause, or the Board reasonably determines after employment termination that the Participant’s employment could have been terminated for cause; (c) the Board reasonably determines that the Participant engaged in conduct that causes material financial or reputational harm to the Corporation or its Affiliates, or engaged in gross negligence, willful misconduct or fraud in respect of the performance of the Participant’s duties for the Company or an Affiliate; or (d) the Corporation’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Corporation or under International Financial Reporting Standards applicable to the Corporation) and such restated financial statements (the “Restated Statements” disclose, in the opinion of the Board, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that such action is in the best interest of the Corporation, and for a U.S. Participant, in a manner in accordance with Section 409A of the Code to the extent applicable, and in addition to any other rights that the Corporation or an Affiliate may have at law or under any agreement, take any or all of the following actions, as applicable): (i) require the Participant to reimburse the Corporation for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements in the event clause (d) above is applicable, or that was paid in the twelve (12) months prior to (x) the date on which the Participant fails to comply with a Restrictive Covenant, (y) the date on which the Participant’s employment is terminated for cause, or the Board makes a determination under paragraph (b) or (c) above, less, in any event, the amount of tax withheld pursuant to the ITA or other relevant taxing authority in respect of the amount paid in cash in the year of payment; (ii) reduce the number or value of, or cancel and terminate, any one or more unvested grants of Options, Restricted Stock Units, Deferred Stock Units, Performance Awards or SARs on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the twelve (12) months prior to (x) the date on which the Participant fails to comply with a Restrictive Covenant, (y) the date on which the Participant’s employment is terminated for cause or the Board makes a determination under paragraph (b) or (c) above, or (z) the date on which the Board determines that the Corporation’s Original Statements are required to be restated, in the event paragraph (d) above applies (each such date provided for in clause (x), (y) and (z) of this paragraph (ii) being a “Relevant Equity Recoupment Date”); and/or (iii) require payment to the Corporation of the value of any Shares of the Corporation acquired by the Participant pursuant to an Award granted in the twelve (12) months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Shares and less the amount of tax withheld pursuant to the ITA or other relevant taxing authority in respect of such Shares).

Section 15.	Amendments and Termination.

(a)          The Board may amend, alter, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation and must comply with the rules of the TSX. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(i)       ensuring continuing compliance with applicable law, the rules of the TSX or other applicable stock exchange rules and regulations or accounting or tax rules and regulations;

(ii)       amendments of a "housekeeping" nature, which include amendments to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect;

(iii)       changing the vesting provision of the Plan or any Award (subject to the limitations for Awards subject to Section 10(b));

(iv)       waiving any conditions or rights under any Award (subject to the limitations for Awards subject to Section 10(b));

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(v)       changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

(vi)	adding or amending a cashless exercise provision;

(vii)	adding or amending a financial assistance provision;

(viii)       changing the process by which a Participant who wishes to exercise his or her Award can do so, including the required form of payment for the Shares being purchased, the form of written notice of exercise provided to the Corporation and the place where such payments and notices must be delivered; and

(ix)        delegating any or all of the powers of the Committee to administer the Plan to officers of the Corporation.

(b)       Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Corporation under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(i)        an increase in the maximum number of Shares that may be made the subject of Awards under the Plan;

(ii)       any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under Section 5(d)(i) or Section 5(d)(ii)) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Corporation who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(iii)      any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period;

(iv)      an increase in the limits on Awards that may be granted to any Participant under Section 5(c) and Section 5(g);

(v)       an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiry date thereof;

(vi)      permitting Options granted under the Plan to be Transferrable other than for normal estate settlement purposes; and

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(vii)       any amendment to the plan amendment provisions set forth in this Section 15 which is not an amendment within the nature of Section 15(a)(i) or Section 15(a)(ii), unless the change results from application of Section 5(d)(i) or Section 5(d)(ii).

Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of a Participant may be made without the consent of the Participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations.

Section 16.	Miscellaneous.

(a)          The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Corporation, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Corporation.

(b)          No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award which does not constitute a promise of future grants. The Corporation, in its sole discretion, maintains the right to make available future grants hereunder.

(c)          The Corporation shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of Shares or the payment of any cash hereunder, payment by the Participant of, any federal, provincial, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Corporation. Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Shares otherwise deliverable or by delivering Shares already owned. Any fraction of a Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

(d)          Nothing contained in the Plan shall prevent the Corporation from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e)          The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Corporation or any Affiliate. Further, the Corporation or the applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in such Award.

(f)           If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

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(g)          Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Corporation pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

(h)          No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(i)          No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

(j)           Unless otherwise determined by the Committee, as long as the Shares are listed on a national securities exchange including the TSX or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Corporation shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected. If at any time counsel to the Corporation shall be of the opinion that any sale or delivery of Shares pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Corporation under the statutes, rules or regulations of any applicable jurisdiction, the Corporation shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Corporation. A Participant shall be required to supply the Corporation with certificates, representations and information that the Corporation requests and otherwise cooperate with the Corporation in obtaining any listing, registration, qualification, exemption, consent or approval the Corporation deems necessary or appropriate.

(k)          No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Corporation or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

(l)           The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Corporation, its Affiliates and their employees, agents and representatives with respect thereto.

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Section 17.     Effective Date of the Plan. The Plan shall be effective as of the Effective Date, which is the date of adoption by the Board, subject to the approval of the Plan by the shareholders of the Corporation in accordance with the requirements of the laws of the Province of Ontario.

Section 18.     Term of the Plan. No Award shall be granted under the Plan after ten years from the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 19.	Section 409A of the Code.

(a)          The Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Corporation shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Corporation and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Corporation. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of such employee's separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

(b)          Notwithstanding the foregoing, the Corporation does not make any representation to any Participant or Beneficiary as to the tax consequences of any Awards made pursuant to this Plan, and the Corporation shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur as a result of the grant, vesting, exercise or settlement of an Award under this Plan.

Section 20.     Governing Law. This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

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Section 21.     TSX Requirements. The number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements of the Corporation, may not exceed 10% of the Corporation's issued and outstanding Shares; and the number of Shares issued to Insiders within any one-year period, under all Security Based Compensation Arrangements of the Corporation, may not exceed 10% of the Corporation's issued and outstanding Shares. For the purpose of this Section 21, "Insider" shall mean any "reporting insiders" as defined in National Instrument 55-104 – Insider Reporting Requirements, and "Security Based Compensation Arrangement" shall mean any (i) any stock option plans for the benefit of employees, insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation's security holders; (iii) share purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever.

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SCHEDULE “D”

CHANGE OF AUDITOR REPORTING PACKAGE

CANNTRUST HOLDINGS INC. (the “Company”)

3280 Langstaff Road. Building 1 Vaughan, Ontario

Canada L4K 5B6

Telephone: (647) 872-2300

NOTICE OF CHANGE OF AUDITOR (the “Notice”)

To: RSM LLP, Chartered Professional Accountants

And To: KPMG LLP, Chartered Professional Accountants

1.	The directors of the Company requested the resignation of RSM LLP, Chartered Professional Accountants, as auditors for the Company; and

2.	The directors of the Company propose to appoint KPMG LLP, Chartered Professional Accountants, as successor auditors of the Company, in place of RSM LLP, Chartered Professional Accountants, effective December 21st, 2018.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations ( “NI51-102”). the Company confirms that:

1.	RSM LLP, Chartered Professional Accountants, was asked to resign as auditor at the request of the Company, effective December 21st, 2018. to facilitate the appointment of KPMG LLP, Chartered Professional Accountants, with offices at 100 New Park Place Suite 1400 Vaughan, ON L4K 0J3

2.	RSM LLP, Chartered Professional Accountants, has not expressed any reservation in its report for the most recently completed two fiscal years of the Company,

3.	In the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the Company's two most recently completed fiscal years of the Company and the date of this Notice; and

4.	This Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the December 21st, 2018

/s/ Ian Abramowitz
Ian Abramowitz, CPA, CA

Chief Financial Officer

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RSM Canada LLP

11 King St W

Suite 700, Box 27

Toronto, ON M5H 4C7

T + 1416 480 0160

F + 1416 480 2646

www.rsmcanada.com

December 21,2018

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames

Re: CannTrust Holdings Inc. (the “Company”) - Notice Pursuant to Nl 51–102 of change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Notice of Change of Auditor dated December 21, 2018 and agree with the information contained therein, based upon our knowledge of the information at this date.

Yours truly,

RSM Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

cc: Toronto Stock Exchange

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM Canada LLP is a limited liability partnership that provides public accounting services and is the Canadian member firm of RSM International, a global network of independent audit, tax and consulting firms. Visit rsmcanada.com/about us for more information regarding RSM Canada LLP and RSM International.

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KPMG LLP

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

To

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Date: December 21, 2018

Dear: Sir/Madam

Re: Notice of Change of Auditors of CannTrust Holdings Inc.

We have read the Notice of Change of Auditor of CannTrust Holdings Inc. dated December 21, 2018 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of Independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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